8/13.


03029507

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MOL Rt. (MOL Hungarian Oil and Gas Plc.)

*CURRENT ADDRESS H-1117 Budapest
Október huszonhatodika u. 18.
H-1502 Budapest, Pf.: 22
Hungary

**FORMER NAME

PROCESSED

**NEW ADDRESS AUG 27 2003

THOMSON FINANCIAL

FILE NO. 82- 4224 FISCAL YEAR 12/31/00

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☒	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/21/03

MOL Rt. (Registration Number 82-4224)
Information furnished pursuant to Rule 12g3-2(b)

MOL HUNGARIAN OIL AND GAS PLC.



Annual Report 2000



Contents

Shareholder Value

Introduction 3
Chairman's Letter 4
Chief Executive's Summary 6
Board of Directors 12
Executive Management 14
Supervisory Board 16
Key Financial and Operating Data 18

Focus

Exploration and Production 21
Gas and Power 25
Refining and Marketing 29
- Retail Services 32
- The MOL-Slovnaft Partnership 35
- The TVK Investment 37

Human Resources 39
Health, Safety, Environment and Quality 40
MOL and the Society 42

Growth

Management Discussion and Analysis 45
Consolidated Financial Statements as of 31 December 2000 and 1999 56

Efficiency

Historical Summary Financial Information 85
Key Group Operating Data 86
Glossary 90
Organisational Structure of MOL 93
Corporate and Shareholder Information 94
Report of the Supervisory Board 97

Shareholder value



Introduction

MOL – an integrated oil and gas group in Central and Eastern Europe

MOL Hungarian Oil and Gas Company is a leading integrated oil and gas group in Central and Eastern Europe and the largest company in Hungary by sales revenues.

The core activities of our group include:
- exploration and production of crude oil, natural gas and gas products
- refining, transportation, storage and distribution of crude oil products in both retail and wholesale markets
- importation, transportation, storage and wholesale trading of natural gas and other gas products

We are market leaders in each of our core activities in Hungary. Our main objective is to provide superior levels of shareholder return by fully exploiting our market potential, by implementing a dynamic development and expansion strategy and by realizing where possible the potential for further internal efficiency improvements. MOL shares are listed on the Budapest and Luxembourg Stock Exchanges and traded on London's SEAQ International system.

Ownership structure:

31 December 2000





Chairman's Letter

Dear Shareholders,



Zsolt Hernádi, Chairman of the Board of Directors

During the year 2000, we witnessed an unusual market environment in our industry. Oil prices reached recent historic peaks, and refining margins, showing an uncommon volatility, averaged at a high level, raising a concern of structural imbalances in the refining sector. Further, the globalisation of markets accelerated and consolidation in the sector continued. These forces were also felt in Central Europe and MOL reaffirmed its preparedness to take a leading role in this process of change.

MOL's stated vision remains to become a leading regional oil company by dynamically focusing its business portfolio and achieving operational excellence in its core activities. During the year 2000, MOL continued to implement its strategy of focus, efficiency and growth in order to maximise shareholder value.

MOL is strongly focused on its core oil business. During the last year we concentrated our capital expenditure on developing our core downstream oil business, both through investment in our refining assets and our retail network. Furthermore, in our upstream business alongside our domestic exploration and production activities we decided to focus our international activities on reserve acquisition in Russia and the region and to withdraw from international exploration. In line with these goals we began the process of divesting non-core businesses including certain international exploration projects.

In terms of efficiency, MOL reduced controllable costs by USD 58 million, excluding the favourable foreign exchange effect, which puts the company in a strong position to meet its stated target of USD 100 million by year-end 2002. Cost reductions were achieved in many areas, notably through a 12 per cent reduction in staffing, and a reduction in the cost of many raw materials and services.

Organic growth remained a key strategic priority. Alongside the maintenance of our leading positions in all our key businesses, we succeeded in achieving significant growth in areas such as retail LPG and unprecedented growth in non-fuel sales. We also grew our domestic upstream reserves for the first time in 20 years.

Nevertheless, 2000 was a difficult and ambivalent year for us. We achieved excellent results in the non-regulated oil businesses but due to increasing commodity prices we suffered severe losses in the regulated natural gas business. Our Board and management are committed to finding a solution for the future of MOL's natural gas business that serves all of our

shareholders' interests. This solution will have to combine our desire to capture the growth opportunities provided by the forthcoming liberalisation of the gas markets and our realistic assessment that MOL cannot accept the current loss-making situation. As regards the future of the gas business we want to reassure you, as shareholders of MOL, that these two criteria will be the key principles of our decision making process.

Despite the difficulties arising from the gas business, 2000 was a milestone in the history of the MOL Group since we delivered the first tangible results of our regional consolidation strategy. The first cross-border transaction in the Central European region was initiated in March 2000 when MOL signed an agreement to become the strategic partner of Slovnaft, the leading Slovakian oil company. By the end of 2000, in a combination of capital increase and purchase of existing shares, MOL became the single largest shareholder of Slovnaft with a 36 percent stake. In order to strengthen MOL's position in the governing bodies of the company, we delegated four members to Slovnaft's Board and certain key management positions. Our joint teams have confirmed the synergies that should come from our partnership, on top of the improving performance of Slovnaft in itself in 2001.

Looking at the future we will focus on regional external growth opportunities but we still see opportunities to reinforce MOL's organic growth by increasing the efficiency of MOL's existing businesses. We will continue to reduce headcount, to curtail controllable costs and, in line with our announced strategy, continue the divestiture of non-core businesses.

In this quickly evolving environment let me restate on behalf of the Board how much I appreciate the confidence of our shareholders and the high commitment and contribution of our managers and employees at MOL Group. Let me also reassure you – our shareholders – of my commitment to MOL's proven strategy and my determination to create shareholder value by capturing, for your benefit, the opportunities for growth in Central Europe.



Zsolt Hernádi
Chairman of the Board of Directors

Chief Executive's Summary

Excellent results in the non-regulated businesses, losses in the regulated gas business



György Mosonyi, Chief Executive Officer

2000 was a challenging year for our Group, but under difficult conditions we were able to deliver significant achievements in line with our strategy based on focus, growth and efficiency.

In the non-regulated businesses, we achieved excellent results in a volatile but overall positive environment. The average Brent crude oil price reached USD 28.4 per barrel boosting the profits of the Exploration and Production segment. The international market environment was also favourable to the refining sector with an unusually wide spread between crude oil and key oil product prices. In the regulated gas business the import price of natural gas increased by 112 percent due to indexation to escalating product prices. The regulated gas resale prices did not follow the extent of the import price development. This caused the severe loss experienced in the Gas and Power sector. Despite these difficulties we delivered two major achievements this year in line with our growth strategy. First MOL became the strategic partner of Slovnaft, the leading Slovakian refining and marketing player, with a clear path after a 2-year period to gain majority control. Second, in order to secure the potential benefits of integrating the refining and petrochemical businesses, MOL became the largest shareholder of TVK, the major Hungarian petrochemical producer.

Let me now review the financial performance of MOL in 2000, first at the group level and then sector by sector. We reported impressive results in the non-regulated businesses. Excluding the Gas and Power segment the operating profit of the Group grew strongly by 264 percent and EBITDA increased by 119 percent to nearly 210 billion forints. The EBITDA margin on the non-regulated businesses reached 27 percent compared to 19 percent in 1999. However, after the inclusion of the regulated natural gas business, operating profit fell 25 percent and EBITDA by 13 percent. The corresponding EBITDA margin fell to 10 percent. These figures clearly demonstrate the significant improvements in the non-regulated businesses.

Operating cash flow declined by 65 percent, though before movements in working capital it declined only by 18 percent in spite of the severe losses on the regulated gas business. In response to our decreasing cash generation ability we improved working capital management and we adjusted our capital expenditure programme for 2000 and 2001 based on two priorities: safety and growth.

Our gearing (net debt to net debt plus equity) ratio at the year-end was 46 percent including the new debt incurred to finance the share purchases of Slovnaft and TVK. We concluded a 350 million US dollar syndicated loan to finance the Slovnaft transaction. As a result of the losses incurred by the regulated natural gas business, our net debt per net debt plus equity ratio now exceeds our stated 40 percent long-term gearing target.

Strict cost control in domestic exploration, focus on the acquisition of reserves in Russia

The Exploration and Production segment showed a significant growth in operating profit. In spite of an 8.6 percent decrease in crude oil production, the profit contribution was four times higher than in 1999. The share of natural gas profit within this segment significantly decreased due to the transfer price, which is limited to the regulated average wholesale price adjusted to exclude storage, transport and inventory



Our partnership with Slovnaft demonstrates our ability to put into effect our growth related strategy

holding fees. We rationalised our operations and initiated strict cost control measures.

Domestic operating costs decreased by about HUF 2 billion. In line with our strategic objectives we continue to focus on the acquisition of undeveloped reserves, primarily in Russia. Our co-operation with Yukos for the development of the Zapadno-Malobalyk oil field will be the first PSA (production sharing agreement) production venture of Yukos in partnership with a foreign company. We accelerated our divestiture programme and sold our Tunisian and Egyptian interests. In Greece, Syria and Yemen we have concluded that it is financially advantageous for MOL to complete its committed work programmes and therefore these programmes will be carried out as planned.



Refining significantly contributed to operating profit

Unbundling of the gas business, preparation for market liberalisation

As we indicated earlier, the Gas and Power segment suffered a significant loss last year as the import cost of gas significantly exceeded the regulated selling price. The negative gap averaged more than 13 forints per cubic metre in 2000. From the beginning of November the Hungarian regulated price for certain non-residential users increased by an average 43 percent, reducing the loss by approximately 11 billion forints. As a combined result of the strong US dollar, gas inventory write-down and the other factors mentioned above, the Gas and Power segment suffered an operating loss of 117 billion forints in 2000.

We released 3.7 billion forints of provisions set aside for Yugoslavian receivables settled in the period. As sanctions are lifted in Yugoslavia the potential for the development of natural gas transit will improve, but we are careful to take into consideration the financial capacity of our consumers as well.

The Extraordinary General Meeting of October 2000 approved the unbundling of the natural gas business, which is a key step forward to create a transparent and proactive structure in this segment. MOL's management is determined to find a strategic solution in the near term for the future of MOL's gas business which serves all of our shareholders' interests. We have mandated an international investment bank to assist MOL in evaluating all strategic alternatives.

Stable market positions, strong refining margin and increased customer focus

Refining and Marketing contributed a record operating profit of 86 billion forints in 2000. The key drivers were the widening spread between crude oil and key oil product prices, efficiency improvement in the refining

business and increased customer focus. Though the overall Hungarian demand for motor fuels fell by nearly 4 percent, MOL succeeded in increasing its wholesale market share to 81 percent. We also made good progress in our chemical feedstock, lubricant and LPG sales. Although our retail gasoline sales decreased by 7 percent we maintained our market position because overall domestic demand also fell. Our retail diesel sales increased by 2 percent. Our retail market share of LPG sales also grew from 7 percent to 14 percent. We grew our retail non-fuel sales and cost rationalisation also improved retail profitability. The retail non-fuel gross margin increased by over 30 percent. Capital expenditure in the segment was reduced by 26 percent as the focus was shifted to increasing retail efficiency rather than on extensive network growth.

Internal measures to enhance efficiency

In parallel with the strategy of regional growth, we are strongly committed to enhancing internal efficiency. The following are some of the measures we successfully implemented during 2000.

- We reduced controllable costs by USD 126 million, of which USD 58 million represents real savings excluding special items and the favourable FX effect. In order to support the sustainability of these improvements, we have begun a large scale Business Process Re-engineering programme in connection with the introduction of SAP R/3 and a widespread programme of cultural change and leadership development.

- In line with our strategic objectives we reduced headcount by a further 12 percent last year, while at the same time strengthening our competence pool by selectively hiring highly skilled managers and other key staff.

- In the development process of MOL's regional growth strategy we are particularly aware of the need for an international dimension to our management and have therefore brought in experienced managers from international firms.

- We signed an initial six-year contract at the beginning of 2001 with Accenture, a leading accounting services provider, to outsource much of MOL's accounting function. This agreement is one of the largest outsourcing deals in Hungary, and is one of the first business process outsourcing agreements in Central Europe. Over the six years of the contract, the annual cost to MOL of the relevant part of its accounting function is planned to decrease by at least 40 percent.

- We have implemented a flat organisational structure and significantly reduced the number of operational units and management layers.

- We continued the divestment of non-core assets as noted above; we sold two international exploration and production interests located in Tunisia and Egypt, while other projects are awaiting completion.

- In Central Europe customer focus has become a priority of the greatest importance in order to create a distinct competitive advantage. Consumers have outgrown their loyalty to national companies and vote with their custom for quality and attention. We at MOL are particularly attentive to this evolution, and it requires retraining for members of our staff and an improvement of customer propositions.

On the road to becoming a regional champion, pooling our efforts with new partners

Our employees have achieved strong results at a time of far-reaching internal changes and volatile external markets. I would like to pay tribute to their commitment. The most fascinating period is however still ahead of us: following the formalisation of our position in Slovnaft, we are now working jointly to identify and achieve the significant potential synergies and growth that arise from co-operation in our operations. The most difficult and perhaps the most critical issue for the success of a partnership is the rapid development of a common culture. In this respect 2001 will be an exciting and dynamic year for us.

Our Slovnaft and TVK shareholdings demonstrate our dynamism and our ability to put into effect our strategy in spite of setbacks in our regulated gas business. We believe that we can continue to improve performance through selective upgrading of our portfolio, sustained reductions in costs, a steady programme of investment in the existing business and the continuation of our programme to divest non-core assets. MOL has proven outstanding efficiency in the competitive, non-regulated businesses. On behalf of the management team, I can confirm that we will continue to follow our approved growth strategy. The ultimate goal is to establish a regional champion for the benefit of our customers and our shareholders.



György Mosonyi
Chief Executive Officer

Business Areas	Strategic Challenges	Objectives	Actions
E&P			
Crude oil and natural gas exploration and production	• Decreasing domestic reserves • Risk assessment • Oil price volatility • International projects	• Continue value creating domestic E&P • Acquisition led regional reserve replacement	• Refocused international portfolio, reserve acquisition in the region • Divestment of international exploration assets, focus on domestic exploration • Efficient cost control
Gas & Power			
Natural gas purchase, storage, transmission; wholesale and retail	• Transparency and predictability in regulation • Market liberalisation • Oil price volatility • Retail consolidation • Potential partnerships	• Shape regulatory environment • Efficient asset management and transparent operation • Continued market leading position after market opening	• Unbundling: transparent and separated costs • Share the risks - restructuring of the business • Pro-activity in the liberalisation process • Setting new regulation framework
Supply Refining and Logistics			
Crude oil purchases, refining and transportation of crude oil and refined products	• Volatile margins • Capture regional growth opportunities • Tightening environmental regulations • Commitment to world class efficiency	• Group level asset management • Compliance with EU motor fuel specifications • High efficiency in operations • Low cost producer	• Regional approach • Efficiency improvement • Product innovation • Logistics system rationalisation
Marketing and Trade			
Refined product trading and marketing. Retail sales of motor fuel and lubricant products and services	• Pressure on export margins • Aggressive competition • Coverage of growing demand • Market consolidation • Regional partnerships	• Demand driven marketing, cost leadership in retail • Strong domestic position • Competitive regional logistics • Network reshaping • Customer focus • Broaden and improve services • Focus on image	• Selective regional market development • Pro-active marketing • Predictable price setting • Branded fuel introduction • Complex marketing capabilities • New shop concept • Strong focus on non-fuel sales
Petrochemicals			
Petrochemical portfolio companies	• Growing market demand • Cyclical but return higher than in refining • Consolidation of different interests	• Refining/petrochemical optimisation • Feedstock supply flexibility-safe supplier position • Leader in regional petrochemical consolidation • Market stabilisation	• Investment in TVK • Rationalisation of existing petrochemical portfolio • Regional partnerships
Corporate			
Leading regional integrated oil enterprise	• High shareholder expectations • Regional business opportunities • Competition for resources	• Balanced but focused portfolio • Operational excellence • Financial strength • Value creating growth • Demanding financial targets	• M&A/alliance actions • Portfolio rationalisation • Headcount reduction • Curtail controllable costs • Cultural change

Board of Directors



[1] ZSOLT HERNÁDI (40)

Chairman of the Board of Directors since 7 July 2000, member since 24 February 1999 (2)

Mr Hernádi earned his degree at the Faculty of Industrial Planning-Analysis of the Budapest University of Economic Sciences in 1986. Between 1990-1994 he occupied different posts at the Kereskedelmi és Hitelbank Rt., between 1992-94 he was the deputy general director of the financial institution. He has been a member of the Board of Directors and chief executive officer of the Magyar Takarékszövetkezeti Bank Rt. since 1994. He is currently a member of the Board of Directors of MALÉV Rt., of the Supervisory Board of Fundamenta Rt. and the Nemzetközi Bankárképző Rt., and has been a board member of the Hungarian Banking Association since 1995. Since January 2001 he has been a member of the Advisory Body of Ruhrgas AG.

[2] MIKLÓS ANDRÁSI (37)

Member of the Board of Directors since 20 October 2000 (1)

Mr Andrási earned his degree from the Faculty of Mathematics of the Budapest University of Economic Sciences in 1989. Between 1988-89 he worked at the Faculty of Law of the Eötvös Loránd University of Sciences, between 1989-90 he was a financial consultant with Price Waterhouse, between 1990-91 the managing director of Első Magyar-Angol Bróker Kft. Between 1991-93 he was managing director of New York Broker Budapest Kft. Between 1993-1999 he was the head of investment services of the DH Group and from 1 February 2000 till 1 March 2001 was the deputy director general of ÁPV Rt. (Hungarian Privatisation and State Holding Co.). He is a member of the Board of Directors of Szerencsejáték Rt.

[3] LASZLO R. CZIRJAK (41)

Member of the Board of Directors since 24 February 1999 (1,2)

Mr Czirjak has a degree in Industrial Engineering (BSc) and an MBA from Columbia University. He has worked at Chemical Bank N.Y. Corp., Goldman Sachs, and Bridgeford Group (Industrial Bank of Japan's New York based investment bank). More recently, from 1991 to 1998 Mr Czirjak was a managing director at Bankers Trust International and president of its Hungarian subsidiary, where he was responsible for investment banking activity in Central and Eastern Europe's southern region. Currently, he is partner at iEurope Capital, the investment advisor for iEurope Fund, a regional private equity growth fund. Mr Czirjak is the chairman of UNITED WAY Resource Foundation and a former president (1995-1996) of the American Chamber of Commerce (AMCHAM). Mr Czirjak is an American citizen and is fluent in Hungarian.

[4] Dr SÁNDOR CSÁNYI (48)

Member of the Board of Directors since 20 October 2000 (2)

Dr Csányi graduated from the College of Finance and Accounting in 1974, and from the Budapest University of Economic Sciences in 1980 where he took his doctoral degree in 1986. He is an economist specialised in finance, a licensed price expert and certified accountant. From 1974 he worked at the Ministry of Finance. Between 1983-86 he was head of department in the Ministry of Agriculture and Food. From 1986 he worked as senior head of department at the Magyar Hitel Bank, and between 1989-92 as deputy general manager of Kereskedelmi és Hitelbank Rt. Since 1992 he has been the chairman and CEO of OTP Bank. He is a member of the Board of MATÁV Rt., OTP Garancia Biztosító Rt., Gyulaj Rt., and the chairman of the Supervisory Board of Villányi Borászati Rt.

[5] MICHEL-MARC DELCOMMUNE (53)

Chief Financial Officer since 11 October 1999 and member of the Board of Directors since 28 April 2000

Mr Delcommune earned a degree in Chemical Engineering at the University of Liège, Belgium and holds an MBA from Cornell University, New York. Mr Delcommune joined the PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990 he was primarily responsible for Corporate Finance and Insurance as senior vice-president and chief financial officer. From 1999 he served as human resources director and handled the successful merger between Fina and Total. Mr Delcommune is a member of the International Advisory Board of Cornell University Business School and also a member of the Board of Directors of TVK. He is a Belgian citizen.

[6] Dr MIKLÓS DOBÁK (45)

Member of the Board of Directors since 29 May 1996 at the recommendation of international institutional investors (2)

Dr Dobák graduated from the Budapest University of Economic Sciences in 1979. His scholarships abroad included Cologne University (1983-84), Stanford University (1990), Harvard Business School PMD (1992) and Wharton Business School (1993). He has a PhD in economic sciences. He is a professor and head of the Department of Management and Organisation at the University of Economic Sciences and Public Administration. He is the managing director of IFUA Horváth & Partner Vezetői Tanácsadó Kft. and a member of the Board of Directors of Középület Rt.

[7] Dr GÁBOR HORVÁTH (45)

Member of the Board of Directors since 24 February 1999 (2)

Dr Horváth graduated from the Faculty of Law of the Eötvös Loránd University of Sciences in 1979. He has been heading an independent attorney office since 1990. His main activities concern corporate law, corporate financial law and company organisation law. He is the chairman of the Board of Directors of MOL Hotels Rt. and a member of the Supervisory Board of OTP Bank Rt.

[8] Dr ÁKOS MACHER (47)

Member of the Board of Directors since 24 February 1999 (1)

Dr Macher graduated from the Faculty of Planning-Analysis of the Budapest University of Economic Sciences in 1977. He took his doctoral degree in 1984 and received his PhD in economic sciences in 1992. He started his career at the Institute for Labour Research of the Ministry of Labour in 1978. He has been active in different privatisation processes since 1990, including those of Állami Biztosító and of MATÁV Rt. Since 1994 he has been working at the ÁPV Rt. (Hungarian Privatisation and State Holding Co.) and became the chief economic officer from 1 March 2001. He is also a member of the Board of Directors of MAHART Rt.

(1) Member of the Audit Committee

(2) Member of the Corporate Governance and Remuneration Committee

[9] SÁNDOR MÉHES (54)

Member of the Board of Directors since 24 February 1999 (1)

Mr Méhes graduated from the Faculty of IT Systems Administration of the Technical University of Heavy Industry in 1972. He took an advanced level foreign trade exam at the Budapest University of Economic Sciences in 1982. He was the foreign trade director of the National Agricultural Trading Office of the Ministry of Agriculture, the head of the International Agency of Videlco GmbH, the foreign trade director of Z – form, a German-Hungarian Joint Venture and then the senior engineer of Industrialexport Foreign Trade Company. Currently he is the vice-president of Ganz-Port-Rijeka Rt. and a member of the Board of Directors of Hungária Közraktározási Rt.

[10] GYÖRGY MOSONYI (52)

Chief Executive Officer and member of the Board of Directors since 19 July 1999

Mr Mosonyi graduated from the Faculty of Chemical Engineering of Veszprém University in 1972. From 1974 he was a staff member of the Hungarian Agency of Shell International Petroleum Co. (SIPC) and from 1986 he held the position of commercial director. In 1991 he worked at the Shell headquarters in London. Between 1992-93 he was the managing director of Shell Interag Kft. Between 1994-1999 he occupied the post of president-chief executive officer of Shell Hungary Rt. During this period he became the president of Shell's Central and Eastern European Region, and also, in 1998, the chief executive officer of Shell Czech Republic. He is the president of the Association of Joint Ventures and a member of the Board of Directors of Panrusgáz Rt.

[11] IAIN PATERSON (54)

Member of the Board of Directors since 24 February 1999 (1)

Mr Paterson earned his MA in Natural Sciences at Cambridge University, his MSc in Geophysics from Durham and a PMD from the Harvard Business School. From 1970, he held various positions with British Petroleum Plc. in Great Britain, USA and the Middle East. Between 1984 and 1998, he was with Enterprise Oil Plc., serving from 1991 as a member of the Main Board of Directors with responsibility for international activities. He is currently also a non-executive director of Paladin Resources Plc., and of Hunting Plc. and chairman of Octagon Energy Limited. He is a British citizen.



Executive Management



[1] GYÖRGY MOSONYI
Chief Executive Officer
Mr Mosonyi's CV is given with those of the other members of the Board of Directors.

[2] MICHEL-MARC DELCOMMUNE
Chief Financial Officer
Mr Delcommune's CV is given with those of the other members of the Board of Directors.

[3] ZOLTÁN ÁLDOTT (33)
Chief Strategy Officer
Mr Áldott graduated from the Budapest University of Economic Sciences in 1991, with a degree in economics. Between 1990 and 1991 he was an associate at Creditum Pénzügyi Tanácsadó Kft., between 1992 and 1995 he held various positions at Eurocorp Pénzügyi Tanácsadó Rt. Between 1995 and 1997 he was the manager of the privatisation department at MOL and from 1997 to 1999, was director of Capital Markets. From 1999 he served as director of Strategy and Business Development, and since November 2000 he is the chief strategy officer of the Group. He is also the vice-chairman of the Board of Directors of Slovnaft a.s. and a member of the Board of Directors of Panrusgáz Rt. and chairman of the Board of Directors of MOL Invest Rt.

[4] Dr ILONA BÁNHEGYI, LL.M. (32)
Chief Legal Counsel
Dr Bánhegyi graduated from Eötvös Lóránd University, School of Law and Duke University School of Law. She worked at various Hungarian and international law firms from 1992, first in Hungary and later in Germany. She was an international partner of Bruckhaus Westrick Heller Löber. She became chief legal counsel at MOL in 2000. She is a member of the Bar Association of the State of New York and the Budapest Bar Association. She is a member of the Board of Directors of MOL Invest Rt., a member of the Supervisory Board of Panrusgáz, and chairwoman of the Supervisory Boards of TVK and Slovnaft.

[5] CSABA BOKOR (39)
Managing Director, Domestic Exploration and Production Division
Mr Bokor graduated from Eötvös Loránd University as a geologist. He was regional head of the Exploration Business Unit and was in charge of Middle-Eastern projects from 1992. From 1995 he was chief geologist at the Transdanubian Regional Unit and from 1998 head of the Domestic Exploration Business Unit. He became managing director of the Domestic Exploration and Production Business Unit in 1999. He is a member of the Association of Hungarian Geophysicists and the Hungarian Association of Geology. He is the chairman of the Hungarian Mining Association.

[6] Dr MAXIMILIAN DIELACHER (56)
Chief Information Officer
Dr Dielacher graduated from the Faculty of Chemistry at the University in Graz in 1970 and then worked for the Deutsche Texaco in Hamburg in research & development and technical service for mineral oil products. From 1977 he worked for Shell Austria in Vienna in the field of technical service and was also responsible for crude oil processing at the OMV Refinery Schwechat. From 1981 until 1987 he was head of marketing for lubricants. From 1988 until 1991 he was Shell's representative in Hungary. In this period he also managed the successful transformation of the agent business of Shell into Shell Hungary. From 1992 he was director of the supply and procurement department at Shell Austria and from 1995 manager of reorganisation and systems implementation (SAP) project for Shell Austria. He was appointed in 1996 as head of reorganisation and systems implementation (SAP) project for Shell Europe. In 1999 he became the head of Marketing and Knowledge Management Development for the energy sector in Europe for PricewaterhouseCoopers. He is an Austrian citizen.

[7] GYÖRGY FELKAI (40)
Director, Communications
Mr Felkai graduated from the Budapest University of Economic Sciences, as an economist then earned a diploma in journalism. He has participated in post-graduate courses in the fields of finance, communication and management in Hungary, Japan and the UK. For several years he was an editor at the Hungarian Radio and Television. From 1992 he worked for various international communication and marketing agencies, including Hill and Knowlton, Burson-Marsteller, and the Dutch NEHEM. He joined MOL in 1999, as director of marketing communications before becoming communications director. He is a member of the Board of the Hungarian Advertising Association.

[8] LÁSZLÓ GERECS (48)

Managing Director, International Exploration and Production Division

Mr Gerecs graduated from the Gubkin University of Oil and Gas Industry as an oil engineer. He graduated in business administration at the Faculty of East-West Entrepreneurial Relations, York University, Toronto and the Open University. Between 1977 and 1992 he held various positions at the Hungarian Oil and Gas Trust (OKGT). From 1992 he was director of the Nagykanizsa Exploration Unit, and from 1995 director of the International Exploration and Production Business Unit.

[9] LÁSZLÓ GESZTI (50)

Managing Director, Refining and Marketing Division

Mr Geszti graduated from the Budapest University of Economic Sciences. Between 1985 and 1992 he served as chief executive officer and chairman of the Board of Interag Rt., the owner and operator of the Shell filling-station network and Shell's trading agent in Hungary. He worked as business advisor to the Kereskedelmi és Hitelbank Rt. from 1992 to 1993 and to Mineralimpex Rt., later MOLTRADE-Mineralimpex Rt., between 1993 and 1997. Mr Geszti was director of Trade at MOLTRADE-Mineralimpex Rt. between 1997 and 1999, and was head of the Sales and Marketing Division at MOL Rt. between August 1999 – end 2000.

[10] IMRE SIVÓ (47)

Managing Director, Retail Services Division

Mr Sivó graduated from the Budapest Technical University with a degree in economics and chemical engineering and gained further education at Oxford and Columbia Universities. He worked for Taurus Gumiipari Vállalat between 1978 and 1991, from 1987 as deputy CEO. He was chief executive officer at Zwack Unicum Rt. between 1992 and 1999. Mr Sivó is a member of the Board of the National Association of Managers.

[11] ZOLTÁN SZEMMELVEISZ (43)

Managing Director, Natural Gas Business Unit since 23 March 2001.

Mr Szemmelveisz graduated from the Faculty of Mechanical Engineering of the Budapest Technical University in 1981. From 1982 he worked for the Hungarian Oil and Gas Trust (OKGT) at the Gas Distribution Department in different positions. He became technical director of the Gas Distribution Companies Association in 1991. In 1992 he was deputy CEO of Primagáz Hungária Rt. Between 1993-1994 he was an advisor to the chairman of Calor Gas (UK) and SHV Holdings N.V. (The Netherlands). From 1994 till the end of 2000 he was the chief executive officer and Board member of Primagáz Hungária Rt. (listed on the BSE). During his career he has been a Board member of the Hungarian LPG Association, a council member of the International Gas Union, head of the Gas Section of the Regional Energy Stock Exchange. He has been a member of the Board of Directors of Panrusgáz Rt. since March 2001.

[12] JÁNOS SZITÓ (48)

Managing Director, Natural Gas Business Unit until 23 March 2001

Mr Szitó graduated from the Gubkin University of Oil and Gas Industry and also completed studies at the Faculty of Foreign Trade at the Foreign Trade Further Education Centre. He held various positions at Hungarian Oil and Gas Trust (OKGT), worked as an operations manager in Iraq and later as development engineer at the company. From 1992 he was the head of International Exploration and Production and later became managing director of the Natural Gas Business Unit. He became the chief executive officer of Panrusgáz Rt. in March 2001.

[13] BÉLA VÁRADI (40)

Director, Human Resources

Mr Váradi graduated from the Budapest University of Economic Sciences in 1983 with a degree in economics. Between 1983 and 1987 he was an analyst at the National Labour Centre and from 1987 to 1990 he was an analyst at the National Planning Office. He held various positions in the Ministry of Labor between 1990-1993. From 1993 to 1995 he served as an HR manager in GE-Tungsram Rt. From 1995 to 1999 he was the HR director at Dreher Rt. He is a member of the Board of Directors of MOL Hotels Rt.



Supervisory Board



[1] Dr JÁNOS LUKÁCS (42)

Chairman of the Supervisory Board since 24 February 1999

Dr Lukács graduated from the Budapest University of Economic Sciences, Faculty of Teaching (Accounting-Statistics-IT) in 1983. He is a chartered auditor. He is the head of the Accounting Department at the Budapest University of Economic Sciences and Public Administration and holds a PhD in Economics.

[2] ZSOLT INCZE (38)

Member of the Supervisory Board since 19 July 1999

Mr Incze graduated from the Faculty of Finance at the Budapest University of Economic Sciences in 1982. He is qualified as a tax advisor and is a chartered auditor. He is currently managing director of HBF Könyvvizsgáló és Gazdasági Tanácsadó Kft. He is also a member of the Board of Directors of the Magyar Villamos Művek Rt. and member of the Supervisory Board of Regionális Fejlesztési Holding Rt.

[3] Dr PÉTER HARTMANN (37)

Member of the Supervisory Board since 24 February 1999 and Vice Chairman since 24 March 1999

Dr Hartmann was awarded his degree in chemical engineering from the Budapest Technical University in 1988. Formerly he has been Business Unit director of ALLCOM Kereskedelmi Rt. and he was the head of MOL's LPG & Gas Products Trading Unit responsible for planning between 1997 and 1998. Since 1998 he has been chief administration officer of the Euronet Banktechniques Service Company.

[4] Dr FERENC KOVÁCS (41)

Member of the Supervisory Board since 28 April 2000

Dr Kovács graduated from the Faculty of Law of the Eötvös Loránd University of Sciences in 1985, took his solicitor's specialisation exam in 1987 and earned diplomas in specialised agricultural law in 1989, and in specialised foreign trade law in 1994. Between 1985 and 1995 he worked as a solicitor and attorney-at-law in different companies in Szabolcs-Szatmár-Bereg County. From 1996 to 2000 he was a member of the Board of Directors of the Északkelet-Magyarországi Regionális Fejlesztési Rt. Between 1997 and 2000 he was engaged in the development of the Záhony Region Entrepreneurial Belt as manager. Between 1999 and February 2001 he was a member of the Board of Directors of the Magyar Fejlesztési Bank Rt. Since 2000 he has been chief executive officer and chairman of the Regionális Fejlesztési Holding Rt.

[5] JÓZSEF KUDELA (54)

Employee Representative, member of the Supervisory Board since 30 November 1994

Mr Kudela has an advanced degree in Trade Union Affairs and in Personnel Management. He has been chairman of the MOL Miners' Trade Union since 1989.

[6] Dr ALEXANDRE LÁMFALUSSY (71)

Member of the Supervisory Board since 24 February 1999

Dr Lámfalussy graduated from the University of Louvain and earned a D.Phil at Nuffield College, Oxford. He was a guest professor at Yale University between 1961 and 1962. For a time he was director general of the Bank of Brussels, then between 1976 and 1993 he was a manager at the Bank for International Settlements, and for the last nine years the chief executive officer of the bank. From 1994 to July 1997, he was president of the European Monetary Institute (EMI), the forerunner of the European Central Bank. Currently he is a university professor at the Catholic University of Louvain (Belgium). He is a Belgian citizen.

[7] JÁNOS MAJOR (49)

Employee Representative, member of the Supervisory Board since 30 November 1994

Mr Major is a qualified chemical technician and is currently studying at the Personnel Organiser's Faculty at Janus Pannonius University. He has been the secretary of the Chemical Workers Union at MOL since 1994.

[8] EDUÁRD PAP (43)

Employee Representative, member of the Supervisory Board since 29 April 1999

Mr Pap has been a plant manager since 1992 and a member of the Retail Services Unit's Quality Council since 1996. He has been the chairman of the Retail Services Unit's Workers' Council since 1998.

[9] ANDRÁS VINKOVITS (29)

Member of the Supervisory Board since 29 April 1999

Mr Vinkovits earned his degree at the Faculty of Electrical Engineering and Information Technology at the Budapest Technical University. Between 1997 and 1999 he worked as an IT consultant at Andersen Consulting. Currently he is head of the Energy Department at the Ministry of Economic Affairs.



Key Financial and Operating Data

Key financial data, IAS (HUF bn)	1999	2000	2000/99 %
Net sales revenues	742.6	1,025.4	38.1
EBITDA	117.1	101.7	(13.2)
Operating profit	56.0	42.0	(24.9)
Profit before taxation	34.5	22.6	(34.5)
Net income before special items	65.3	17.2	(73.7)
Net income	35.4	20.2	(42.9)
Operating cash flow	142.9	49.4	(65.4)
Capital expenditures and investments	116.0	170.6	47.1
EPS, before special items HUF	667	175	(73.7)
EPS, HUF	362	206	(43.0)
Return On Equity (ROE) before special items, %	16.7	4.6	(72.5)
Return On Equity (ROE) %	9.7	5.3	(45.3)
Return On Capital Employed (ROACE), %			
before restructuring charges	18.3	7.4	(59.4)
Return On Capital Employed (ROACE), %	12.1	8.2	(32.4)
Key operating data	**1999**	**2000**	**2000/99 %**
Net proved reserves			
- crude oil (million bbl)	65.2	71.6	9.8
- natural gas (million boe)	200.3	217.8	8.7
Total hydrocarbons (million boe)	**265.5**	**289.4**	**9.0**
Daily average net production			
- crude oil and condensates (thousand bbl/day)	35.3	32.8	(7.1)
- natural gas (thousand boe/day)	63.7	59.8	(6.1)
Total hydrocarbons (thousand boe/day)	**99.0**	**92.6**	**(6.5)**
Natural gas sales (million cubic meters)	12,033	11,628	(3.4)
LPG sales (kt)	399.8	379.2	(5.2)
Crude oil products sales			
- domestic sales (kt)	5,403.6	5,338.7	(1.2)
- export sales (kt)	1,943.5	1,921.4	(1.1)
Total crude oil product sales (kt)	**7,347.1**	**7,260.1**	**(1.2)**
Number of filling stations			
- Hungary	390	383	(1.8)
- region	57	64	12.3
Total number of filling stations	**447**	**447**	**(0.0)**


Net Sales Revenues (HUF bn)
1000
900
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000


EBITDA (HUF bn)
125
100
75
50
25
0
1996
1997
1998
1999
2000


Operating Cash Flow (HUF bn)
150
135
120
105
90
75
60
45
30
15
0
Including working capital movements
Excluding working capital movements
1996
1997
1998
1999
2000


Net Income (HUF bn)
60
40
20
0
-20
-40
Special Items
Net Income before Special Items
1996
1997
1998
1999
2000


Market Capitalisation
600
480
360
240
120
0
1996
1997
1998
1999
2000


Return on Capital Employed (ROACE), % before Restructuring Charges
20
16
12
8
4
0
1996
1997
1998
1999
2000

Focus



Exploration and Production

Domestic E&P Division

In line with the strategy outlined for the domestic business, MOL continued to develop its domestic E&P activities in 2000. The majority of MOL's fields are in a mature state and production is therefore expected to decrease by 6-9% annually. Nevertheless, the division was able to increase profitability in 2000 by dynamic rationalisation of operating costs and favourable movements in market prices. The unit cost of production of crude oil excluding depletion, depreciation and amortisation reached 2.5 USD/bbl. We have rationalised our field portfolio in order to improve efficiency. Based on new field portfolio groups, we have started revising the portfolio elements and we plan to complete this process by year-end 2001. Development plans are being revised in line with the availability of new technology, which enables MOL to enhance recovery and thereby increase recoverable reserves. Portfolio segmentation has also enabled MOL to identify fields that will be exploited in the near future through various tailor-made structures (selling of mining rights, joint operation etc.) outside the Company.



The profitability of E&P improved radically

We have pursued a 3D seismic programme adjacent to producing fields in our traditional blocks. A survey launched in 1999 was completed, covering an area of 1,050 km^2 and targeting smaller, previously undetectable satellite reservoirs in the Algyő field. The results of this study are now being interpreted and will form the basis for drilling operations in the coming years. Through the re-evaluation of non-qualified but previously identified areas, additional proven reserves of 4.6 million toe (around 35 million boe) have been registered, mainly in the Mezősas-West field. Furthermore, MOL made a small crude discovery in Szentmihálytelek in a satellite structure in the vicinity of an existing field, highlighted by conducting 3D seismic survey. As a result of the development of geological models of our frontier regions, we have

Crude Oil Price (USD/bbl)



E&P Operating Profit (HUF bn), Tangible Assets (HUF bn) and Return on Fixed Assets (%)



prepared three reconnaissance projects for the Trans-Danube mountain, Sárköz and Danube basin areas, which will involve seismic surveys to identify prospective hydrocarbon prone structures in 2001.

During 2000, the domestic E&P business implemented most of the organisational and operational changes approved in October 1999. This successful rationalisation in operations, which has included a reorganisation of the structure of the business, a reduction in management layers and units, and a transformation of the maintenance service function, has also contributed strongly to both growth and efficiency in the division. Headcount was reduced from 2,522 to 2,130 by the end of 2000. We have amended the co-operation model with the maintenance companies to further reduce production costs. We completed the rationalisation of these companies in 2000, and we plan to begin their divestment in 2001. We also conducted an internal revision of business processes within the subsidiaries that report to the division. This was followed by an operational rationalisation of the service providers, and, as a result, we significantly reduced the cost of services from GES, Geoinform and Rotary.

In August 2000, during maintenance operations, there was a blow-out at natural gas storage well number 34 in Pusztaszőlős. After the rig and damaged well head were removed, the well was shut off on September 3. Despite the successful shut off, due to unforeseeable damage to the casing, there was a blow-out 150 m from the well head. The highly complex resolution of this problem through the drilling of a relief well required the assistance of foreign advisors and was completed successfully on 20 November.

International E&P Division

The new strategy announced in October 1999 brought considerable change to MOL's international exploration and production activities. Reserve acquisition became the key driver for the success of the division and Russia was chosen as the primary focus area. With regard to exploration activities, the principal goal has been a planned and phased withdrawal from selected concessions upon fulfilment of our contractual obligations.

In order to achieve our reserve acquisition objectives we have been focusing our activity on Russia, in Western Siberia. Russia is a region where in addition to the undoubted oil reserve attractiveness, MOL holds a clear competitive edge. We have

Net Crude Oil Production, (includes condensates), (Kt)



Net Proven Reserves (mn boe)



well-established oil and gas trading relations with Russia. Our specialists have wide knowledge of the technical performance of the Russian oil industry due to the extensive co-operation between our countries founded during the Soviet era, which included exchange of technology, and the education of many Hungarian oil industry professionals at Soviet institutes. Our aim in Russia is to implement attractive field development projects on a Production Sharing Agreement (PSA) basis in partnership with major Russian oil companies.

The first result of our reserve acquisition efforts is our joint Siberian project with Yukos, a major Russian oil company, for the joint development of the Zapadno-Maloblyk (ZMB) field. The ZMB project will be the first PSA-based production venture of Yukos in partnership with a foreign company. The field, which contains approximately 24 million tonnes (175 million barrels) of proven reserves, is located in Western Siberia within the Khanty-Mansiysk Autonomous Region. The area has extensive pipeline and transportation infrastructure. Under the agreement signed between MOL and Yukos, the parties will form a consortium with 50%-50% participation. Under Russian law a Production Sharing Agreement defines the rights and obligations of the investors and the State for a period of 20 years, assuring stability. The governing PSA law guarantees full export rights, bookkeeping and accounting in foreign currency, profit repatriation without limitation, and fixed tax rates.

During 2000, MOL-Yukos joint work-teams were established and the project's feasibility study was completed. The project has been approved by the local administration, which is the first step to acquire the right to commence negotiations with the State relating to the PSA, expected in 2001.

A USD 8.5 million field development pilot project was successfully completed. The pilot project provides the basis for secure field development in the future and allowed MOL to acquire appropriate first-hand experience and knowledge of local conditions, preparing it for its future role as joint operator. Implementation of the ZMB project will serve the strategic interests of both MOL and Yukos. We are on target with regard to the re-shaping of our international exploration portfolio



International Portfolio

in conformity with our redefined strategy. In 2000, we successfully sold our Egyptian and Tunisian oil and gas interests. Our exploration project in Qatar has been closed.

Our interests in one of MOL's two Albanian projects, have been assigned to the operator (OMV), while, together with the operator of the other project (Premier), we have initiated the relinquishment of the Velca Block. The work programmes set for 2000 were completed in the case of the Greek and Pakistani exploration projects. We drilled 2 wells in Greece and completed seismic measurements in Pakistan.

Ongoing drilling operations in the two Syrian exploration wells show certain hydrocarbon indications and we will therefore conduct detailed well tests in the course of 2001. In the case of one of our two Yemeni blocks, following the acquisition of seismic plans, we identified drillable prospects. We are resolved to carry out exploratory drilling and are considering the possible farm-out of the projects to reduce our risk.

We can confirm that the goals set out for 2000 for international exploration were completed.

The initial status of 13 projects in 8 countries at the beginning of the year 2000 was reduced to 6 projects in 4 countries by the year-end. During 2001, decisions will be made on the future of the remaining projects in light of the concrete exploration results, the knowledge accumulated during the implementation of the strategy and our contractual commitments.

Cost-cutting was a strong focus in 2000 and we reduced our controllable costs by 27% against 1999. This drastic cost reduction was not only achieved due to a reduction in the number of projects, but also due to action taken to reduce costs in the remaining projects. A 20% headcount reduction also contributed to an increase in efficiency and focus. We are now operating our remaining projects at minimum cost.

In 2001 the key strategy of the international exploration and production division will remain the implementation of further cost-cutting measures, continued focus on Russian field development projects, and a cost-efficient and value-creating management of the modified exploration portfolio.



We focus on reserve acquisition in Russia

Gas and Power

To prepare for the forthcoming liberalisation of the natural gas business, MOL has begun a full due diligence and comprehensive analysis of its gas operations to ensure a transparent system and one that anticipates the EU natural gas directive. In light of the current loss-making situation, MOL decided to speed this process up. On 20 October 2000, the Extraordinary General Meeting of MOL accepted the proposal to unbundle transmission, storage and trading operations into independent legal entities, and mandated the Board of Directors of MOL to define the timing of such actions. The three companies (trading, storage, transmission) have been established and registered, though the asset transfer and actual start-up of operations are subject to the approval of the relevant authorities.

While the government has announced its intention to liberalise the gas market, the exact timing of the planned liberalisation process is still uncertain. The market players, the Ministry of Economic Affairs and the Hungarian Energy Office (HEO) are closely monitoring EU processes in order to ensure the correct implementation of the new requirements into law. The gas market players are constantly in active debate within various professional forums in order to discuss the appropriate operation model, as the formulation of such a model will significantly help in the preparation for the legislative process.

Storage

MOL has extensive mobile underground gas-storage capacity of around 3,200 million m^3 and the capacity to meet peak demand of nearly 42 million m^3/day. In response to the losses of the regulated gas business, capital allocated for investment was limited to essential projects and to maintaining the safety of operations. Developments were focused primarily on two underground storage facilities (UGSs) in Pusztaederics and Pusztaszőlős, and there were also limited developments in two other UGSs (in Hajdúszoboszló and Zsana) where projects launched earlier were completed. The blow-out at Pusztaszőlős draws attention to the high priority of technical safety. This gas eruption was successfully extinguished but only after a relatively long delay, and after the loss of approximately 130 million m^3 of natural gas stored in the main reservoir. Furthermore the reservoir itself suffered damage.

Gas Operating Profit (HUF bn), Tangible Assets (HUF bn) and Return on Fixed Assets (%)



Transmission

MOL owns and operates 5,193 km of high-pressure transmission grid, which delivers gas to various consumers. Though capital expenditure was cut back in 2000, MOL still continued implementing necessary reconstruction and development projects in this system. Pipelines were constructed to connect Kapuvár and Répcelak, and Vecsés and Csepel. We also constructed new gas transfer stations (Dorog II., Veresegyháza, Sümegcsehi). We completed the construction of compressor stations at Mosonmagyaróvár and Hajdúszoboszló, and both of these projects will be put on stream in 2001. These compressor stations will enable MOL to more easily reach gas markets south of Hungary in the near future and will enhance our market presence in this region.



In line with EU requirements MOL decided to unbundle its transmission, storage and trading operations

In 2000, we were able to maintain full operations safely. However mandatory requirements will oblige us to construct new river crossings on the Danube and to reduce emissions caused by the compressor stations by 2005. In 2000, we made minimal gas transit to Serbia for humanitarian purposes though we believe that external environmental factors that changed in the year have improved MOL's future opportunities for transit to Yugoslavia. Negotiations regarding potential gas transit to Slovenia were renewed as MOL is pursuing all gas transit opportunities to Southern Europe.

Trading

Despite the negative effect of gas price regulation, MOL was able to ensure uninterrupted natural gas supply to the country. While changes in the operational environment have encouraged MOL to pursue operations with improved efficiency, MOL has also been forced

Average Import Price (HUF/m³)
and Average Sales Price (HUF/m³)



to modify its strategy and restructure its business.

MOL was permitted to raise its sales price on two occasions during 2000; the first, from July, raised our average selling price by approximately 15%, while the second, which effected only non-residential consumers consuming over 500 m^3/hour, raised the price for these customers by 43% from November. As MOL depends on imported gas for the majority of its sales, and pays international market rates for this gas, MOL was obliged to operate at a considerable loss due to the differential between its purchasing and selling prices.

As a result of these limited price increases and the losses that MOL has incurred as a result, MOL has been obliged to utilise all legal measures available in order to protect its shareholders' interests. MOL submitted a price revision claim to the Hungarian Energy Office and following the partial rejection contained in the decision, appealed against it. MOL also submitted a claim for compensation to the Municipal Court of Justice. Following the decision of first instance, which rejected the claim, an appeal was submitted to the Supreme Court of Justice.

Natural gas sales are made to two main market segments. The gas distribution companies (GDCs) who purchased some 76% of natural gas sold by MOL to sell on to commercial and retail consumers, and the large industrial consumers who purchased 24%. Sales to the GDCs are governed by long term agreements. Large industrial consumers purchased the gas under agreements which have been updated in recent years, while two of the largest power plants (Dunamenti Erőmű Rt. and Tiszai Erőmű Rt) purchase on a heat quantity basis. We anticipate a growth in gas demand in the power sector, primarily as a result of the entry of new small capacity power plants. In all other sectors, we do not foresee any significant growth in natural gas demand.



Despite reduced CAPEX we constructed new gas transfer stations

Power

MOL is analysing the potential to rationalise its power portfolio and is preparing itself for the planned liberalisation of the electricity market. In order to meet its growing energy demands, BorsodChem Rt., in cooperation with MOL and the local electricity supply company, formed a company called BC-Erőmű Kft. This company, in which MOL owns a 30% stake, has constructed a gas turbine power plant with 50 MW of power and 136 MW of thermal capacity. The plant will begin operations in 2001.

Natural Gas Sources (mn m^3)



Retail companies

In accordance with MOL's general strategy to increase efficiency and focus on core businesses, MOL continued to consolidate its retail natural gas portfolio. By the middle of 2000 MOL integrated Bihari Közmű Kft., Délborsodi Gázközmű Kft., Felső-szabolcsi Gázközmű és Szolgáltató Kft., Főnixgáz Kft. and Mátragáz Kft. into MOL-GÁZ Kft. The next step, which will be taken in 2001, will be to merge ZAB Rt. and MOL-GÁZ Kft. MOL started the divestiture of certain companies within the portfolio in the fourth quarter.

Natural Gas Sales by Consumer Segments (mn m^3)



Refining and Marketing

As a result of an internal organisational change aiming to further improve efficiency all activities across the downstream value-chain (supply, refining, logistics and commercial sales) were consolidated at the end of 2000 into one business division. The process ranging from crude oil purchases to product sales is now co-ordinated by the Supply Chain Management unit set up within the Refining and Marketing Division.

In 2000, the supply, refining, logistics and commercial areas had an exceptionally successful year, despite the fact that in certain respects the business environment had an unfavourable effect on our operations. MOL's market position was strengthened both in the domestic and regional markets and we managed to improve our internal operational efficiency. The development and marketing measures taken in the year 2000 have laid the foundations for the continuation of these positive tendencies.

Supply

MOL imported 5.7 million tons of crude oil in 2000, broadly the same amount as in 1999. The average import price increased by 40% in USD terms in line with international market trends. MOL imported "Ural" and "Russian Export Blend" from Russian sources.

R&M Operating Profit (HUF bn), Tangible Assets (HUF bn) and Return on Fixed Assets (%)



We continue to diversify our sources but we purchase predominantly from Yukos. Other suppliers are Surgutneftegas, TNK, Tatneft and Polar Lights, all Russian companies. Crude oil purchased within term contracts accounted for 40% of total purchases.

Refining

The upgrade units of the Duna Refinery were almost fully utilised and the refinery processed around 6 million tons of crude oil. The Tisza Refinery operated below its full capacity, as it is now operated as a satellite of the Duna Refinery. However, its desulphurisation and MTBE plants played an important role in the processing of final products. The primary activity of the Zala plant is the production of bitumen from locally produced crude oil, and, to a lesser extent, the production of fuel oil and gas oil. The Komárom plant handles the blending of lubricants.



By the end of 2001 the product slate of Duna Refinery will improve significantly

In 1997 we began an important investment at the Duna refinery: the residue upgrade project. In 2000, two parts of this complex investment were completed, namely the Linde hydrogen plant and the Claus desulphurisation plant. The working plans of the Foster Wheeler delayed coker were also concluded. The mechanical completion of the plant will be completed by the end of May 2001. The reconstruction of the HDS (hydro-desulphurisation) plant was also carried out as part of the residue upgrade project and the reconstruction of the hydro-treating (GOK-2) plant is planned for April 2001. Following complex trials of the technical units, full-scale production is scheduled to begin in the autumn of 2001.

With the completion of the residue upgrade project the product slate of the Duna Refinery will improve significantly. Through the upgrading of approximately 1 million tons of refinery residue, which currently can only be sold at a low price as heavy fuel oil, the proportion of lighter, higher value products will increase. The proportion of gasoline will increase from 21% to 25%, gas oil from 33% to 40%, and the proportion of heavy fuel oil will decrease from 18% to 3%. We will also be able to sell petroleum coke, which is produced during this refining process. Due to this change in the product slate, the refinery margin will increase noticeably.

As a result of previously launched efficiency improvement programs, the unit cost of crude oil processing decreased further. We introduced two new efficiency improvement projects in 2000. The aim of the first project, facilitated by AspenTech, is to increase the efficiency of refining and primary distribution through the realisation of an integrated planning and scheduling work process. As a result of this project, the utilisation of resources is expected to improve, hydrocarbon inventories will be reduced, and the response time to commercial demands will become quicker. The aim of the second, the UOP project, is to reduce processing costs on the technological side, primarily through energy savings, the improvement of the product slate and a decrease in the loss of crude oil.

MOL's motor fuels met the EU 2000 directives by the time they came into force. In fact the specifications of our unleaded 98 gasoline already meet EU 2005 requirements. MOL is preparing to carry out all necessary technological developments to ensure that it fulfils all the relevant EU 2005 requirements on time. MOL's previous investments put the company in a favourable position to meet the, as yet not entirely specified, requirements for 2005.

Logistics

The rationalisation of MOL's logistics system continued in 2000: we closed three of our wholesale depots, which were supplied by rail and not directly linked to our pipeline network. MOL's total white product storage capacity reached 2.2 million m^3, of which nearly 800,000 m^3 was utilised for the inventories of KKKSz (the Crude Oil and Petroleum Product Stockpiling Association), in accordance with our long-term contract with the Association. In 2000, our petroleum product logistics structure was as follows: 19% pipeline transportation, 14% rail transportation, 54% road transportation and 13% barge transportation.

In order to reduce logistics costs and management and service time, as well as to increase the flexibility of our logistics activity, we initiated additional projects within the framework of the ongoing efficiency improvement programme. We are enhancing primary and secondary logistics activities and thereby optimising transportation through investment in information technology systems. Moreover this investment also helps to ensure the security of our assets and automatically signals occasional systems failures.

Commercial

In spite of the improvement in certain macroeconomic indicators in Hungary in 2000, the substantial rise in international crude oil product prices, as well as the general deterioration of economic output in certain countries of the region, all negatively influenced MOL's sales environment.

The demand for oil products did not meet expectations, especially in the case of motor fuels. In Hungary, the overall market for gasoline decreased by 8%, and gasoil demand fell by around 1%. Regional consumption also declined. In Hungary we did not fully reflect the peaks of international quoted fuel prices between April and November as we took into account limitations on domestic purchasing power, though this decline in the product marketing margin was compensated by the strong rise in the refining margin.



We are focusing to offer full services and packages of products to our customers

Other major achievements in 2000

- We renewed all of our motor fuel supply contracts with our major customers. The quantities contained in the mainly 2-year contracts reflect our international oil industry customers' plans to cover their demand in Hungary through purchases from MOL, as was the case in previous years. These contracts provide a sound basis for future capacity utilisation of both our refineries and our wholesale system. In the renewal of these contracts we took into consideration the request of some of our customers to negotiate certain "packages" also including LPG and lubricants.

Crude Oil Product Sales (kt)



◦ We covered 90% of our annual domestic sales by term contracts with volume commitments. We have offered to our partners product related services and packages of several MOL products.

◦ We significantly increased our LPG retail market share with dynamic marketing activities, from 7% in 1999 to 14% in 2000. In line with new market demand we also started to sell our own LPG for use in motor vehicles.

◦ We initiated more proactive marketing activities for bitumen. In the second half of 2000, we prepared ourselves to fully utilise the marketing possibilities arising in this product segment from the acceleration of the domestic highway construction programme.

◦ In order to compensate for the negative effect of depressed domestic demand for gasoline, we sold significant quantities of motor fuel outside our traditional region (mainly to the Czech Republic, Germany and Poland).

We had to take into account the effect of competition from depressed domestic natural gas prices. Nevertheless we succeeded in selling large quantities of fuel oil on favourable terms both in Hungary and abroad. With an appropriate schedule of fuel oil sales we assured the continuous operation of the refinery, and overall this positively contributed to the sales results.

In 2000 we implemented a new sales structure whereby sales are managed by specialised units organised by customer segments, in which the traders sell our full range of products. This activity is supported by input from the product lines and our marketing organisation. A customer service centre ensures the implementation of contracts, continuously manages and responds to incoming customers' requests, and transmits them to the parties responsible.

Retail Services

We were able to increase efficiency in the retail business in a year characterised by an unfavourable external environment, created by the strong increase in motor fuel prices. In 2000, a particular focus was placed on non-fuel sales, most importantly the sales of our forecourt shops, which resulted in non-fuel profit growth well above inflation.

Retail fuel prices were in an almost uninterrupted rise from the beginning of 1999, which resulted in a fall in gasoline consumption across all major markets in which MOL operates. For example, the retail price of gasoline in Hungary rose by 63% between December 1998 and October 2000, while total inflation in the period was around 20%.

Price structure of grade 95 gasoline (HUF/l)



Development of MOL's filling station network



In 2000, our most important marketing campaign was the launch of the Tempo brand name for MOL's gasoline products in Hungary. Tempo gasoline is both a product development and a marketing concept. The brand focuses on the following messages to the customer: MOL gasolines are high quality, meeting EU technical and environmental standards, and are developed for the special needs of our local consumers. The initial reaction of our consumers is clearly positive.

Our market share in Hungary has continued to increase, particularly in diesel sales. Our market share grew to 48% in diesel, up from around 46% in the previous year, while our share in the gasoline market remained stable between 41-42% in 2000. The good performance in the diesel business is in large part due to our focus on the fuel card business.

A major achievement has been made in the area of non-fuel sales in all countries of operation, particularly in Hungary and Romania. We achieved above inflation non-fuel sales growth in a period when fuel sales were declining. We have optimised the selection of goods in our forecourt shops by cutting the number of items offered and introducing an obligatory standard assortment to all the shops that are operated by MOL. We also developed a standardised and optimised way to present the goods within the shops. In Hungary the introduction of fixed retail price cigarettes, motorway stickers and pre-paid mobile phone cards also contributed strongly to more than a 50% increase in our non-fuel revenues.

In Hungary, MOL has reached the stage of development where it is shifting its focus from green-field investment to upgrading projects at existing sites in order to improve sales potential. In line with this policy we opened only one new site and renovated another one during 2000. We have invested increasing resources in the development of forecourt shops and a major modernisation of our automatic car wash network. We also increased the throughput capacity of our top sites.

The first step in our regional expansion strategy was taken with the creation of our partnership with Slovnaft, the retail market leader in Slovakia. We are now focusing on the analysis of potential synergies between the two retail networks and are planning a co-ordinated network development policy. Our most important green-field expansion market remained Romania where, despite the difficult market environment, we have a strong commitment



We succesfully introduced the TEMPO brand name for MOL's gasoline products in Hungary

to develop a world class network. Our long-term target is to be among the top 3 retail players in this country, which is characterised by high potential fuel demand. We expect to achieve a minimum of an 8-10% market share. In 2000, we opened three new green-field sites and converted two additional sites from DoDo (dealer owned and operated) to CoCo (company owned and operated) form.

In 2000 we took steps to optimise the composition of the labour force at our service stations. In our Romanian network we reduced our staffing level on a per station basis by reducing the number of management levels.

Last year we succeeded in improving our margins on both fuel and non-fuel products. We developed a price monitoring system and made our service station pricing system flexible based on the local market characteristics of the individual sites. We were able to increase unit margins in both of our largest markets, namely Hungary and Romania. Unfortunately, the margin increase was partially offset in Romania by a fall in fuel sales, which was driven by the special pricing practices of the local market leader.

Another efficiency gain was achieved through the conclusion of a significant supply agreement with Interfruct, one of Hungary's leading food wholesalers.



Our non-fuel sales increased by more than 50 per cent

Following the test period in 2000, Interfruct will supply around 50% of the goods carried in our Hungarian shop network. The agreement has resulted in a significant reduction in the number of our shop suppliers.

We conducted a thorough analysis of network profitability. As a result, we closed 11 old sites in Hungary, where we could not identify a reasonable return on the significant investments that would have been necessary to meet environmental regulations. As a result of our careful investment policy, by the end of 2000, we achieved our best throughput per site for three years relative to our competitors.

We did not change our regional strategic focus in the year 2000. We continue to focus geographically on the two key regional markets of Romania and Slovakia. We stopped investing into green-field sites in the Ukraine and we continue to look for opportunities in Croatia and Slovenia. The main strategic focus in 2001 will remain the improvement of efficiency and the development of non-fuel sales. In addition, we will give a high priority to the exploitation of opportunities arising from the co-ordinated development of Slovnaft and MOL's retail networks.

The MOL-Slovnaft Partnership

Since MOL's privatisation, the company has developed its businesses primarily in the Hungarian market. This has resulted in significant developments in the Refining & Marketing business in Hungary, but only tentative organic growth in the Central European region. In 1999 MOL's Board concluded that the experience MOL has developed through the restructuring of its own businesses puts it in a position to capture regional opportunities through partnerships and acquisitions. This led to a re-evaluation of MOL's strategy and the decision to develop its core businesses more aggressively in the region.

The acquisition of a strategic 36.2% stake in Slovnaft, the Slovakian national oil company was the first significant step on this path. Following an international tender process, MOL and Slovnaft signed agreements on 31 March 2000 governing the future co-operation and shareholder structure of the company. The transaction was closed in November 2000, after all conditions precedent were met and the approvals of the national anti-monopoly offices were obtained. MOL made the investment via a combination of a capital increase and through the purchase of existing shares. The second stage of the transaction, due at the beginning of 2003, provides MOL with a clear path to control. Following eight full financial quarters, MOL will have the right to acquire a majority stake. This right is guaranteed by options from existing shareholders, in case MOL is unable to purchase the required shares on the open market.

MOL has already formalised its current shareholder status, with equal board representations and by filling some key management positions. The management of Slovnaft has been delegated by MOL and Slovintegra/Slovbena on an equal basis – for the two-year lock-in period. There are four MOL representatives on Slovnaft's Board of Directors (which has 8 members in total). The first and second level senior management positions are filled by both shareholder groups on a jointly agreed basis. MOL is represented by the CFO, the Head of Sales and Marketing, the Head of Retail, and the Head of Corporate Services (Procurement, IT) in Slovnaft.

The investment in Slovnaft is not only financially sound and earnings accretive for MOL, but it also creates a quality regional refining and marketing group with superior growth prospects and geographical coverage. The partnership has several aspects that make the acquisition unique in the region. The two companies are operating state-of-the-art technology, and will have an unrivalled market share in their core markets. At the same time a solid platform has been created for further regional expansion, with the prime Southern Polish and Czech refined product markets being targeted. Slovnaft's radically improved financial position, combined with the restructuring experience of MOL, will be an excellent basis for further performance enhancement of the MOL Group.

The Bratislava Refinery of Slovnaft is in a strategic location with an excellent reach to its target markets. It has a 110,000 bpd capacity, with a 9.9 Nelson complexity index (the fourth most complex in Europe according to Wood Mackenzie). The company owns and operates 361 retail stations, of which 316 are in Slovakia, 40 in the Czech Republic, 3 in Poland and 2 in the Ukraine. Slovnaft's petrochemical capacity makes it the domestic market leader in the industry and gives it significant potential in the region. Furthermore, the petrochemical strategy, operations and development of Slovnaft can be synchronised with those of MOL and TVK, Hungary's leading petrochemical company, in which MOL recently acquired a significant minority stake.

Both MOL and Slovnaft have access to crude supply through the Druzhba and Adria pipelines. There are already many identified opportunities to develop efficiency and exploit synergies. Significant medium-term operational and financial benefits will accrue from a number of sources:

- enhancement of revenues from our improved strategic position;
- enhanced returns from improved financial management;
- increased purchasing and selling power;
- improvement of processes and logistics;
- harmonisation of wholesale activities in the Austrian, Czech, German and Polish markets.

These benefits should lead to annual synergies at Slovnaft of USD 10 million in 2001 and at least USD 28 million in 2002. In 2000, in spite of the limited two-month period of consolidation, MOL recorded HUF 3.2 billion by way of profit from its equity consolidation of the 36.2% stake.



The MOL-Slovnaft partnership is the first cross-border transaction in Central Europe

The TVK Investment

MOL, with a strong downstream operation, sees the linkage to petrochemical activities as an attractive source of growth and a stabilising factor for its refining operations. The petrochemical portfolio of an oil company can ensure value-creating growth in several ways. Firstly, it provides a secured petrochemical feedstock market. Secondly, possible synergies are developing, as increasingly severe environmental quality requirements increase the proportion of petroleum product streams that are unsuitable for blending into motor fuels but which can be utilised as petrochemical feedstock. Therefore the integration of refining and petrochemical capacity is mutually beneficial. In a market where stronger growth in demand is expected for petrochemical products than for fuel products, significant benefits can be achieved through harmonised investments in capacity expansion.

TVK was the first important petrochemical company to be privatised in Central Europe. It is listed on the Budapest Stock Exchange and has been operating successfully in a market environment since its privatisation. MOL is a traditional aromatics and intermediates producer, and a petrochemical feedstock supplier to TVK. In 2000, MOL decided to establish a closer and more far-reaching co-operation with TVK by increasing its shareholding to 32.9%. As the largest shareholder, MOL has delegated four out of seven members to TVK's Board of Directors and two out of five members to the Supervisory Board. This transaction was the first major step in the consolidation of the Hungarian petrochemical industry. MOL also holds options to increase its shareholding in TVK within the next two years.

31 December 2000
Per share register



TVK is the only olefin and polyolefin producer in Hungary. TVK produces 360 kt of ethylene, 185 kt of propylene, 305 kt of polyethylene and 250 kt of polypropylene annually and is well positioned to become the most significant player in the growing Central European market via further self-financed organic development. MOL is able to provide long-term feedstock supply stability as a basis for a co-ordinated investment program. TVK is supplied with naphtha and gas oil feedstock via pipeline by MOL and is also connected to Oriana in the Ukraine for ethylene supply, part of which is resold to BorsodChem, another major Hungarian chemical company. TVK purchases approximately 750 kt of naphtha and 150 kt of gas oil from MOL annually and sells various steam cracking by-products back to MOL. The by-products include approximately 25 kt of C_4-fraction, which is converted into MTBE, 85 kt of light pyro-gasoline which is converted into benzene, 125 kt of heavy pyro-gasoline, a motor fuel component, and 25 million m^3 of hydrogen, which is utilised for gas oil hydrotreating.



MOL became the largest shareholder of TVK

TVK has high quality production, excellent growth potential, and a strong base for generating profit. MOL is targeting the improvement of TVK's performance through an increase in focus on its core businesses, the divestment of non-core businesses (including plastic processing) and an increase in operational efficiency. TVK is currently implementing an efficiency improvement program which is aggressively reducing energy, services and procurement costs, streamlining the company's organisational structure and leveraging sales channels.

The growth in demand for petrochemical products in the Central European region is expected to outstrip global growth rates. Furthermore, demand in Western Europe is expected to lead to increased demand in the region at least in the medium term. As a result of this, TVK is considering to expand its ethylene production from 360 to above 600 ktpa, to build a new 180 ktpa polyethylene unit, to expand polypropylene capacity by 40 ktpa and to develop a combined-cycle power plant, all in order to maintain a sustainable competitive position.

Human Resources

In the wake of the organisational changes initiated in 1999, we pursued our activities amidst an enhanced and more effective organisational structure. We continued to reorganise our activities into a matrix organisation and to set up the corresponding organisational structure. Reducing the number of management levels and positions has led to improved cooperation and decision making processes.

We continued to streamline our activities at overall group level, resulting in additional downsizing of full time employees. Those employees that are made redundant are assisted in finding new employment through an outplacement program. We have elaborated a dynamic corporate vision to support strategy in the framework of our organisational culture development program. Our aim is to implement a comprehensive philosophy of operation in the whole MOL group that is clear and accepted at all employee levels. In line with the Business Process Re-engineering program, our intention is to implement new organisational operations alongside the reengineered processes during this year's implementation. The program will result in a flexible and dynamic organisation.

One of our key goals is to play a leading role in the region. A prerequisite of this will be the availability of excellent human resources and organisational capabilities that can guarantee success measured by international standards.

We continued to develop our human resources systems. We started to elaborate a competency management system encompassing the whole corporation. We further developed our performance management system and put greater emphasis on rewarding performance within our managers' compensation packages. We reorganised both the short-term and the long-term incentive systems for managers accordingly. We continued to expand our systems to MOL Group companies. The preparation, in human policy terms, of our strategic cooperation with Slovnaft was completed. We have balanced ties with trade unions and works councils and cooperation with them serves the implementation of our business goals.

Year-end Headcount of the MOL Group



MOL is fully committed to conducting its quality management, health, safety and environmental protection operations in an integrated manner. Business excellence is a key element in MOL's strategy, and quality management systems can secure added value through the improvement of operational efficiency. MOL's Quality Management concept is therefore based on a systematic, process-focused approach, on operational integration, and on the consistent management of corporate processes. It regards quality as a key element of corporate culture. The senior management of the company has defined its intention and commitment towards its implementation in the MOL Group Quality Policy.

In 2000, despite major organisational changes, quality management sub-systems (certified management systems) continued to play a significant role in MOL's operations and as management tools. Our environment-focused quality management standards meet the relevant requirements of the International Standardisation Organisation (ISO). In 2000 MOL received ISO certification for its LPG sales unit, which means that all of MOL's domestic production and product marketing units now operate under standardised systems. In 2000, MOL had 15 quality management (ISO 9002) and 4 environmental management system (ISO 14001) certifications.

MOL applies a key performance indicator system for ensuring the measurability of management efficiency and the objectivity of performance evaluation. In 2000, MOL took a major step forward by defining the key measures and performance indicators for evaluating the efficiency of actions taken in the area of health, safety and environmental protection (HSE). The improvement of these indicators is a clear expectation at MOL and as such forms an element of our management incentive scheme.

Among the above-mentioned key HSE performance indicators, MOL was able to reduce the number of accidents at work in 2000 by nearly 15% when compared to 1999 figures. In 2000, we registered only 60 cases where employees suffered accidents at work. As in previous years, the majority of accidents were road or traffic related. Accident frequency, as measured by the number of accidents at work per 1 million working hours, fell from 2.9 to 2.8 in 2000, though this figure still lags behind the EU average. In 2000 MOL also fundamentally renewed its basic occupational health service. The 23 fire incidents recorded last year caused only minor damage with the exception of the fire at the Tisza Refinery, which resulted in damage of HUF 347 million. Total fire-related damage in 2000 amounted to HUF 369 million.

MOL spent HUF 752 million in the year on the modernisation of fire prevention and fighting systems and HUF 2.1 billion implementing environmental projects. Last year the company continued modernising the gas



MOL Group Quality Policy

Our company is an integrated oil industry group with diverse activities and various fields of operation. The task of quality management is to promote the success of the MOL Group by continuously enhancing operating efficiency.

The concept of „QUALITY" means more to us than just the quality of our products, complying with customer requirements, and making demands on suppliers. Quality management is a company management philosophy that makes it possible to achieve business excellence.

Our aim is to be recognised by our customers, the profession, the capital markets and the general public for our activities and business achievements. To achieve this:

- The quality of our products and services is continuously improved to satisfy customer expectations, legal regulations and the requirements of the European Union.
- It is of paramount importance for us to apply technologies and procedures, and sell products, that are safe and focus on health and environmental considerations, as well as providing safe and healthy working conditions.
- We co-ordinate our development principles with our business partners, and strive to maintain mutually beneficial long term relationships.
- When establishing processes, we consider requirements of standard quality management systems. In all areas where required by the law or dictated by our business interests a third party certification system is in place.
- During the course of process improvement we take account of the opinions and suggestions of our employees, customers, and suppliers.
- In order to improve the external and internal flow of information, we utilise the opportunities offered by information technology, such as the use of e-business and e-mail techniques.
- The development of human resources is one of our top resource management priorities. We encourage and reward the innovative behaviour of individuals and groups.

We believe that the practical implementation of our quality policy can only be achieved with the full-scale involvement of our employees and based on the commitment and personal example of management. The above principles are implemented and enforced during our daily activities.

Budapest, 12 February 2001

[illegible] Hernádi
Chairman of the board

George Mosonyi
CEO

A new Quality Policy has been approved

transfer and delivery stations, pipeline reconstruction and riverbed operations at the Tisza and Duna river crossings. MOL also spent an additional HUF 2.0 billion on the remediation of environmental liabilities that had already been provisioned for in the past. Alleviation of pollution caused to soil and underground water continued. Last year MOL also took a major step forward in the remediation and neutralisation of hazardous waste generated by past activities, and nearly 10,000 tons of acid tar was neutralised.

Based on the evaluation of our performance in 2000 we have set new quantifiable HSE targets. It is our aim to improve all identified HSE performance indicators. Benefits from integrated operations in HSE and Quality Management provide a guarantee that this function will remain a dominant element in our corporate culture. Further information is available in MOL's HSE report for 2000.



We support the stork programme in Hungary

As a good corporate citizen MOL is very conscious of its responsibility towards society. We focus on humanitarian activities, on our contribution and role in making donations and on environmental awareness. In accordance with this strategy, MOL has been involved in several social issues: charity, healthcare, culture, education, science, environmental protection and sport, demonstrating our responsible attitude towards nature and society. This has been widely recognised in Hungary and its neighbouring countries.



Charity support of a playground reconstruction after the flood.

MOL is one of Hungary's most generous patrons and assists in finding solutions to social issues, as well as supporting initiatives aiming at developing the living conditions of future generations in Hungary, and creating and preserving cultural and environmental values in the Central-European region.

MOL has distinguished itself by its active participation in remedying the consequences and damage caused by two major floods, taking part in flood fighting operations along the banks of the river Tisza and rendering support and aid to the victims. MOL assisted in providing machines and lending helping hands, transported fuel, and employees and members of the management participated in the restoration of a children's playground in Szolnok. In co-operation with the Hungarian Maltese Charity Service, we contributed to providing aid for those living under difficult social circumstances. MOL has committed itself to support public health by assisting the Hungarian Medical Ambulance, as well as the Semmelweis University of Medical Sciences and the Heim Pál Children Hospital in purchasing medical instruments.

As a Company fully aware of its social responsibilities, we have made donations to various children's institutions in order to support the healthy growth of future generations. We have also initiated a Christmas Gift campaign to make a happier holiday for children forced to live apart from their families. In addition to financial support MOL also takes every opportunity to invite these children to the various events in order to provide them with entertainment.

An environmentally friendly philosophy has been a priority within our donation activities and MOL has attached the utmost importance to the protection of the environment. We have several traditional pro-

grams designed to protect nature, among them a project to save storks. In order to further environmental protection on a professional basis a number of environmental conferences were organised with MOL's assistance. We also participated in supporting the Hungarian Nature Environmentalist Association and their initiatives.

We are traditional supporters of several cultural events and institutions including the Hungarian State Opera, the National Philharmonic Orchestra, and the Budapest Summer Opera and Ballet Festival. In the spirit of our regional growth strategy MOL also supported the Art Film Festival in Slovakia and performances of the Zagreb and Bratislava Opera Houses in Hungary.

We are proud of our contribution to the success of Hungarian athletes, as "golden-rated" sponsor of the Hungarian Olympic Team. Out of 8 Hungarian gold medals awarded at the Sydney Olympic Games 4 were won by the kayak-canoeing teams, whose main sponsor is MOL.

MOL continued organising several events traditionally linked to the Company, including Children's Day, where we provided hospitality, not only to our business partners but also to the children living in the Children's Town at Fót. MOL's end-of-year concert was intended to express its acknowledgement and thanks to its partners by providing a musical performance of the National Philharmonic directed by Zoltán Kocsis.



Chairman Zsolt Hernádi presents MOL's donation to the Heim Pál Children Hospital

Growth



Management Discussion & Analysis

Financial Highlights

- The EBITDA of non-regulated businesses rose by 119% to HUF 209.9 bn and the corresponding EBITDA margin reached an impressive 27% compared with 19% in 1999. However, after the inclusion of the regulated gas business, EBITDA fell by 13% to HUF 101.7 bn resulting in an EBITDA margin of 10%.
- Operating profit of non-regulated businesses for the year 2000 rose by 264% to HUF 159.5 bn against HUF 43.8 bn in 1999. Including the negative impact of the regulated gas business, operating profit for the year fell by 25% to HUF 42.0 bn against HUF 56.0 bn in 1999.
- At HUF 95.5 bn Exploration and Production more than quadrupled its contribution to operating profit driven by a combination of high world market prices and cost reduction measures.
- Refining and Marketing contributed HUF 86.3 bn to operating profit, supported by favourable international market environment, realisation of efficiency improvement programmes as well as strong performance from retail shop and chemical and LPG retail product sales.
- Gas and Power incurred an operating loss of HUF 117.5 bn in 2000 in contrast with a HUF 12.3 bn profit in 1999.
- Net income before special items declined by 74% to HUF 17.2 bn in 2000. Net income was HUF 20.2 bn in the year 2000 and HUF 35.4 bn in 1999, benefiting from a HUF 4.8 bn profit arising on the disposal of our Tunisian and Egyptian projects and a HUF 3.7 bn release of provisions made for Yugoslavian receivables but also reflecting the HUF 5.6 bn adverse effect of the gas eruption at Pusztaszőlős.
- Operating cash flow was HUF 49.4 bn, representing a decline of 65%, reflecting the gas business losses and the negative impact of higher oil prices on working capital requirements.
- Earnings Per Share (EPS) decreased by 43% to HUF 206, against HUF 362 in 1999.

Overview of the Business Environment

	1996	1997	1998	1999	2000
annual average HUF/USD	152.57	186.75	214.45	237.31	282.27
closing FX rates HUF/USD	164.93	203.50	219.03	252.52	284.73

MOL's operational and financial performance is significantly influenced by changes in the world, regional and Hungarian economic environment. In particular, results were influenced positively by higher crude oil prices and refining margins and negatively by a sharp increase in the price of imported natural gas. The Hungarian consumer inflation rate was little changed (9.8% in 2000 and 10% in 1999). The rate of devaluation of the Hungarian Forint (HUF) against the currency basket (100% Euro since 1 January 2000) slowed from 6.5% in 1999 to 4.0% in 2000. However, the weakening of the Euro against the USD, until late in the year, led to a significant weakening in the HUF/USD exchange rate. Hungarian GDP growth was estimated at 5.3% in 2000 and 4.5% in 1999.

MOL's main inputs, crude oil and natural gas, are denominated in USD while a substantial amount of the Company's sales of refined petroleum products, although denominated in HUF are determined in relation to USD prices. Consequently, fluctuations in the value of the HUF against the USD have a considerable impact on the Company's operations. Their actual impact depends on the extent to which the Company is able to reflect such currency fluctuations in its selling prices, particularly in the regulated natural gas business.

In 2000 the average Brent quoted crude oil price was 28.4 USD/bbl, up 58% compared to the average price of 18 USD/bbl in 1999. The average Med quoted price of Ural Blend, which makes up the bulk of MOL's crude oil purchases, was 26.6 USD/bbl, up by 54% compared to 1999 (17.3 USD/bbl). Average CIF Med gasoline prices increased by 60%, gas oil prices were up by 72%, high sulphur fuel oil prices increased by 52% and FOB Med naphtha prices increased by 58%.

Whereas the market for petroleum products is fully liberalised, MOL's natural gas business is regulated. According to the regulation in force between 1 January 1997 and 31 December, 2000 natural gas sales prices are set each 1 July (at the beginning of the regulatory year). In 2000 the import natural gas purchase price increased by 112% to an average of 33.7 HUF/m^3, while the annual average selling price increased by only 9% (+1.7 HUF/m^3) to 20.5HUF/m^3 compared to 1999. The Company believes that the current regulated gas price is not in line with the Pricing Formula. Furthermore, the current Pricing Formula does not fully cover all MOL's relevant costs and that the value attributed to domestically produced gas does not reflect its market value.

Variations in weather conditions cause fluctuations in demand for natural gas and certain petroleum products. Also, during the course of a year, the results of the Group's operations are subject to seasonality. However, the integrated nature of the Company mitigates the seasonal volatility of the individual businesses. Demand for natural gas and heating fuels is typically lowest in the third quarter and highest between October and March, while demand for transportation fuels is generally highest in the second and third quarters and lowest in the first quarter. All of these effects influence the operating results of the segments. The Group is also subject to royalties payable to the Hungarian State on most of the natural gas and crude oil it produces in Hungary. This royalty rate was 12% in both 2000 and 1999.

Key financial data by business segments

CONSOLIDATED NET SALES REVENUES (in HUF million)	2000	1999
Exploration and Production	4,644	6,121
Gas and Power	235,167	225,669
Refining and Marketing	754,435	486,928
Corporate and other	31,122	23,930
TOTAL	1,025,368	742,648

CONSOLIDATED OPERATING PROFIT (in HUF million)	2000	1999
Exploration and Production	95,472	22,861
Gas and Power	(117,458)	12,261
Refining and Marketing	86,283	37,855
Corporate and other	(22,294)	(16,937)
TOTAL	42,003	56,040

Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to Gas and Power. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of domestically produced natural gas, the transfer price is limited to the regulated wholesale selling price, adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as was the case in 2000.

Sales, Operating Expenses and Operating Profit

In the year 2000, Group net sales revenues were HUF 1,025.4 bn, an increase of 38% over 1999. Sales to customers outside Hungary reached HUF 214.3 bn, up by 55%, and represented almost 21% of total sales (1999 – 19%). Other income was HUF 9.2 bn higher than in 1999, due chiefly to the HUF 4.8 bn gain on the disposal of our Tunisian and Egyptian E&P interests, part of the strategic divestiture programme announced in late 1999, and the reversal of provisions for Yugoslavian receivables of HUF 3.7 bn.

The cost of raw materials and consumables used increased by 65%. Within this, raw material costs increased by 77%, principally due to the increase in crude oil prices, while the cost of goods purchased for resale, the major part of which relates to imported natural gas, increased by 72%, reflecting increased purchase prices. The value of material-type services and the cost of subcontractors fell by 11% as a direct result of cost saving initiatives. Raw material costs also reflect total aggregated costs of energy, other purchased raw materials, additives and catalysts as well as materials used for operational and maintenance purposes.

Personnel expenses were unchanged in Forint terms, in spite of a contractual average salary increase of 13.9%, reflecting the 12% reduction in average group headcount from 20,484 to 18,016 over the year. MOL Rt.'s average headcount – excluding the consolidated subsidiaries – was 11,942 in 2000 and 13,642 in 1999. Personnel expenses include HUF 1.4 bn (1999 HUF 0.4 bn) of redundancy cost for which no provision had previously been made, as well as the HUF 934 million cost of a one-off payment made to approximately 400 accounting staff transferred on 28 December 2000 to Accenture Kft., the company which will in future provide accounting services to MOL Group on an outsourced basis.

In spite of the 27% increase in the net book value of non-current assets depreciation, depletion, amortisation and impairment at HUF 59.7 bn were slightly below the 1999 figure of HUF 61.1 bn. In 1999 impairment losses of HUF 7.2 bn were recognised on tangible assets, whereas the reversal of impairment recorded before 1999 relating to the Nagylengyel crude oil field reduced the 2000 charge by HUF 1.2 bn.

Other operating expenses were HUF 72.7 bn and HUF 85.8 bn in 2000 and 1999, respectively. The amount for 2000 includes the cost of redundancy provisions established in the period totalling HUF 5.1 bn (1999 HUF 8.5 bn). The revision of previous estimates of field operation suspension liabilities decreased the total amount by HUF 5.6 bn.

The change in inventories of finished goods and work in progress was HUF 18.8 bn in 2000 compared with HUF 2.9 bn in 1999, reflecting the effect of high oil prices. The value of work performed by the Group and capitalised was HUF 20.0 bn and HUF 23.1 bn in 2000 and in 1999, respectively.

Exploration and Production Overview
Exploration and Production segment's operating profit of HUF 95.5 bn (HUF 22.9 bn in 1999) more than quadrupled over 1999. The rise is attributable to increased world oil prices, which are reflected in higher profits on crude oil, condensates and LPG production, and to a significant reduction, of about HUF 2 bn, in the segment's operating and exploration expenses.

Crude oil production was 1.1 Mt, a decline of 8.6% due to the natural depletion of domestic producing crude oil fields. Natural gas production was 6.1% lower at 3.2 bcm (1999 - 3.4 bcm) because of a reduction in low calorific value gas production, take or pay obligations in respect of imported gas, the natural depletion of the producing fields and declining commercial demand. Transfers to other segments are valued at market prices, but in respect of transfers of natural gas, the price is limited to the regulated average wholesale price, adjusted to exclude storage, transport and inventory holding fees, where this is lower, as was the case in 2000. Condensate volumes decreased by 3.5% from 287 kt to 277 kt. A review of estimated future field operation suspension liabilities resulted in a reduction in the related provision of HUF 5.6 bn with a corresponding positive impact on operating profit. Average daily net domestic production of crude oil and natural gas in 2000 was approximately 12,740 toe, of which approximately 67% (1999 68%) was natural gas (calculated on a crude oil equivalent basis). As part of the strategic divestiture programme announced in late 1999 the segment disposed of its Tunisian and Egyptian blocks for USD 15.5 m and USD 10 m respectively, giving rise to a gain of HUF 4.8 bn. The preparation of our Siberian reserve acquisition project is running as scheduled as we continued to work with Yukos towards the signing of a Production Sharing Agreement. MOL re-evaluated its total Hungarian net proved developed and undeveloped reserves at 31 December 2000. These are estimated at 38 mn toe (289 mn boe in 2000 against 262 mn boe in 1999), consisting of 32.2 bcm (217.8 mn boe) of natural gas (including condensate and gas liquids) and 9.5 Mt (71.6 mn boe) of crude oil. The growth (40.7 mn boe) was driven by the revaluation of the Mezősas-Ny field (28.9 mn boe), the increased efficiency of secondary and tertiary recovery and field extension.

The development of domestic oil and gas fields discovered in recent years is still in progress. We have applied Enhanced Oil Recovery (EOR) procedures in eight fields, representing 18% of total production (0.2 mn tonne). We continue to prepare for the introduction of these procedures in other fields in order to be able to implement such technologies quickly under favourable economic conditions.

At the end of 2000, the Group held 42 domestic exploration blocks with a total area of 35,299 km^2. In 2000, we started exploration programmes in six exploration blocks. In 2000 domestic crude oil production cost including depreciation and overheads was 5.1 USD/bbl, down from 5.8 USD/bbl in 1999.

Gas & Power Overview
The Gas and Power segment reported an operating loss of HUF 117.5 bn compared with a profit of HUF 12.3 bn in 1999. The loss arose almost entirely from the fact that the regulated wholesale price throughout the year did not reflect the increased import prices. The operating loss includes a HUF 17.9 bn write-down of the year-end gas inventories to their net realisable value as import costs exceeded projected sales prices. No similar write-down was required in 1999. The loss also includes costs of HUF 5.6 bn relating to the gas blow-out at Pusztaszőlős.

Revenue from natural gas sales (including transmission revenues) increased from HUF 226 bn to HUF 238 bn, despite a 3.4% sales volume decrease (by 405 million cm), and as a result of the 9% average selling price increase. Natural gas transit revenue was HUF 4.9 bn, up from HUF 4.1 bn in 1999, on a transit volume of 1.3 bcm (1.1 bcm in 1999). The profitability of the segment was positively impacted by the release of HUF 3.7 bn of provisions related to Yugoslavian receivables settled in the year.

Natural gas sales volumes were 11.6 bcm (12.0 bcm in 1999). The decrease in sales was caused by the lower demand of the power sector as electricity imports increased and, in the fourth quarter, by the relatively mild weather. Sales to industrial customers increased from 0.9 bcm to 1.2 bcm in 2000 chiefly due to the higher volume of purchases made by the cement industry and by Nitrogénművek Rt, MOL's fertiliser manufacturing subsidiary. Import sources of 8.7 bcm secured 75% of sales (73% of sales in 1999) due to decreasing domestic natural gas production. Sales from domestic production was 2.9 bcm against 3.2 bcm in 1999 due to the natural depletion of producing fields. Wholesale prices changed twice during the year. A general tariff increase from 1 July 2000 averaging 13.2% was followed by an increase of 43% for customers using more than 500 m^3/h in November.

The profitability of the natural gas business was adversely affected by the 112% increase in import prices, partly an effect of the appreciation of the US dollar against the Euro. In 2000 the import price of natural gas (34 HUF/cm) exceeded the average selling price by over 13 HUF/cm. In 1999 this gap was positive (2.9 HUF/cm) on an annual

level due to lower purchase prices. The average sales price (including the transport fee) increased from 18.8 HUF/cm to 20.5 HUF/cm. We have cut back our capital expenditure in response to reduced cash flow and a significant decline in profits but safety of operations remains a priority.

Refining and Marketing Overview

The significant growth in quoted product prices had a major positive influence on the revenues of the Refining and Marketing segment, which, at HUF 754.4 bn, showed 55% growth over 1999. The spread between product prices and the crude oil price almost doubled in 2000. We were able to compensate for the effect of decreasing demand (the motor fuel market decreased by an estimated 3.8%) with our pricing policy where we also took into account the limitation of domestic purchasing power. Our average wholesale market share reached 81% compared to 77% in 1999. In the retail market we slightly increased our market share. MOL's retail market share was 41.4% for motor gasoline (0.6% lower than in 1999) and 48% for gasoils (2.3% above 1999) based on data from MÁSZ.

Increasing profitability was driven by higher refining margins, stronger profitability on chemical feedstock and bitumen sales, as well as higher retail shop contribution, while operating efficiency also improved.

The refined volume declined to 6.8 Mt from 6.9 Mt in 1999 due to the overall fall in domestic and regional demand. Domestic crude oil sources secured 16% of crude oil refining compared with 17% in 1999 due to lower domestic production. Import crude oil volume was 5.7 Mt in 2000 against 5.8 Mt in 1999. Despite a reduction in refined product volumes in 2000, MOL was able to reduce further its unit processing cost. We rationalised and improved our logistic systems resulting in a refining unit cost decrease in excess of 10%.

The Group's refined product sales (including LPG and other gas product) fell by 1% to 7.6 Mt from 7.7 Mt, including exports of 2.0 Mt, also broadly unchanged from 1999. In the fourth quarter, MOL's product sales decreased by 15% over the same period of 1999. There were several reasons for this fall. Firstly, fuel oil sales fell due to a decline in demand from the power sector, as electricity imports increased and consumers shifted from fuel oil usage to natural gas. Secondly, the maintenance of the HDS (hydro-desulphurisation) plant took longer than planned, which resulted in a lower base quantity for diesel processing. Milder winter weather also had an unfavourable effect on sales. Despite this trend, in 2000 our overall fuel oil market share went up by 12% to 82% due to lower fuel oil imports.

Total domestic demand for motor gasoline declined, as a result of high oil prices which caused domestic sales volumes to fall by 4.5%. We increased our wholesale market share both in motor gasoline and gas oils despite the decreasing total domestic demand for motor fuels. Overall demand for diesel increased slightly despite the unfavourable market circumstances.

Domestic gas and heating oil sales grew in volume terms by approximately 10%, due mainly to the increase in chemical gas oil sales from 65 kt to 178 kt. However a fall in export volumes caused overall sales to be almost unchanged at 2,614 kt (1999 – 2,588 kt).

Although domestic bitumen sales volumes decreased by 3.1% due to the delay in motorway construction, we achieved significant profitability on bitumen products through the harmonisation of production capabilities and prices. Our bitumen export sales volumes increased by 32% as we penetrated new markets in the region. Due to decreasing domestic demand, lubricants sales were 3% lower than in 1999. However, we managed to keep our 49% market share, and we increased our exports by 10%, mainly due to higher sales in Romania.

We kept our leading position in the LPG wholesale market. Our market share stood at 85% despite the approximately 3% decrease in overall demand. Total domestic LPG and pentane sales increased by 2%, due to a 74% increase in retail sales. Through active marketing activities, we increased our retail market share from 7% to 14% in a market that was shrinking in reaction to unusually high world prices. We doubled the number of our cylinder re-sale stations to 840 and the number of container consumers increased by about 25% to 1,250. We started our autogas sales programme in line with the increased use of LPG as a motor fuel and now have 15 outlets.

Due to shrinking retail demand, motor gasoline sales fell by 6.6%. However gasoil sales increased by 2.2%. We maintained our retail motor gasoline market positions and increased diesel market share. Our filling station efficiency improved; MOL's average filling station turnover significantly exceeds the average turnover of MASZ filling stations. We increased our non-fuel sales and their gross profit was 30% higher than in 1999. At the end of 2000 approximately 349,000 loyalty cards were in circulation. By the end of the year MOL had 447 filling stations. As a combined effect of green-field investments and the closure of low performing sites 383 filling stations were located in Hungary and 64 elsewhere in the region.

Corporate and Other Overview

The Corporate and Other segment, containing the costs of head office and corporate services, reduced the Group's operating profit by HUF 22.3 bn, HUF 5.4 bn more than in 1999. There are a number of key contributors to this increase. From 2000, the costs of certain central service functions are, in the interests of simplicity, no longer allocated to the individual business units. The most significant of these is the cost of Information Services totalling HUF 1.7 bn. Corporate and Other costs also include the HUF 0.9 bn cost of a one-off payment made to approximately 400 accounting staff transferred to Accenture, which from 2001 will provide accounts processing services to the Group on an outsourced basis. In the Corporate and Other segment a HUF 1.3 bn provision was made for headcount rationalisation in Corporate Services, while the cost of environmental protection increased by HUF 0.7 bn. The effects of the rationalisation of the business activity will materialise in the following years as a consequence of the reduction in closing corporate headcount by 100 managerial and 629 non-managerial positions

Controllable Costs

According to the Group strategy announced in 1999 the MOL Group will decrease its controllable costs by USD 100 million by the end of 2002. Controllable costs excluding redundancy costs amounted to HUF 166 bn in 2000 compared with HUF 169 bn in 1999. This corresponds to a fall of USD 126 million, of which, after adjusting for special items and the favourable foreign exchange effect, USD 58 million represents real savings. Material type expenses within controllable costs decreased by HUF 8.9 bn year-on-year. Controllable raw material costs fell by HUF 1.6 bn due to the stricter use of operating and maintenance materials at the parent company. Controllable material type services used decreased by HUF 7.3 bn, of which HUF 3.6 bn relates to the reduction in international exploration and production activity. The balance of the reduction is attributable to stricter cost management. Personnel expenses, excluding redundancy payments, increased at a lower pace than average wages due to the headcount rationalisation program. Closing headcount was reduced by 2,364 to 16,557, a fall of 12%.

Net Financial Expenses

Net financial expenses were HUF 22.4 bn in 2000, almost unchanged on 1999. Financial income increased from HUF 10.2 bn in 1999 to HUF 11.1 bn in 2000. The 2000 figure includes HUF 3.9 bn of profits on the sale of a 6.4% share in TVK Rt. There were no similar significant disposals in 1999. Financial expenses increased in 2000 by HUF 0.9 bn to HUF 33.4 bn. The main factors of the change were a HUF 0.8 bn increase in interest, a HUF 0.7 bn rise in debt-related foreign exchange losses and HUF 0.7 bn increase in the amount of discount on provisions reversed. These effects were partially offset by a reduction in the amount by which investments were written down. In 2000, impairment losses of HUF 0.5 bn were recognised on investments against HUF 2.4 bn in 1999. Interest and exchange losses capitalised in respect of borrowing used to fund assets under construction amounted to HUF 8.8 bn from a total of HUF 34.8 bn in 2000. This compares with HUF 8.8 bn from a total of HUF 33.3 bn in 1999.

Income from Associates

The Group's share of the profits of associated companies was HUF 3.0 bn in 2000 (HUF 0.7 bn in 1999). Of the two major associated companies acquired in 2000 Slovnaft a.s. made a positive contribution of HUF 3.2 bn, while TVK Rt. had a negative impact of HUF 2.6 bn. Panrusgáz Rt. performed well in 2000, contributing HUF 1.1 bn to MOL Group's profits. The profit contribution of regional gas distribution companies ÉGÁZ Rt. and DÉGÁZ Rt. was higher in 2000 than in 1999.

Profit before Taxation

As a result of the above factors, the Group's profit before taxation fell 34% from HUF 34.5 billion in 1999 to HUF 22.6 bn in 2000.

Taxation

In 2000 tax payable decreased profits by HUF 3.3 bn while it had a beneficial effect of HUF 0.4 bn in 1999. Actual tax payable in 2000 was HUF 3.3 bn compared to HUF 5.4 bn in 1999. Since 1999 MOL has enjoyed a 70% tax holiday because in both years it spent more than HUF 1.0 bn on manufacturing assets. According to current legislation MOL will be entitled to this tax holiday, which reduces its effective corporate income tax rate to 5.4%, until the year 2002. From 2003 onwards MOL is likely to be subject to the full tax rate, currently 18%.

Deferred taxation had little overall impact on tax expense in 2000. This is due to a number of offsetting factors. A detailed breakdown of the deferred tax balance can be found in note 24 to the financial statements.

Profit after Tax

As a result of the above factors, the Group's profit after taxation fell 45%, from HUF 34.9 bn in 1999 to HUF 19.3 bn in 2000.

Net Income

In 2000 a loss of HUF 0.9 bn was allocated to minority interests increasing consolidated net income. The comparative figure for 1999 was also a loss, of HUF 0.5 bn. As a result of these items, Group net profit attributable to shareholders decreased by 43% from HUF 35.4 bn in 1999 to HUF 20.2 in 2000.

The following table summarises the effect of the significant non-recurring items described in the foregoing text.

Impact of special items (HUF millions)	2000	1999
Adoption of Successful Efforts method of exploration accounting		
Effect on operating profit	–	(3,280)
Restructuring items affecting operating profit	**-**	**(23,594)**
Other special items affecting operating profit		
Disposal of Tunisian and Egyptian exploration project	4,835	–
Provision for Yugoslavian receivables	3,679	(3,349)
Gas eruption at Pusztaszőlős	(5,563)	–
Other special items affecting financial results		
Write-downs on investments	–	(2,412)
TOTAL IMPACT BEFORE TAXATION	**2,951**	**(32,635)**
Tax effect associated with restructuring and other special items	102	1,785
TOTAL IMPACT AFTER TAXATION	**3,053**	**(30,850)**
Minority interest	–	978
TOTAL IMPACT ON NET INCOME	**3,053**	**(29,872)**

Cash Flow

(HUF millions)	2000	1999
Net cash provided by operating activities	**49,376**	**142,912**
of which movements in working capital	(63,906)	4,546
Net cash used in investing activities	(170,616)	(115,992)
Net cash provided by/(used in) financing activities	114,063	(18,163)
Net increase/(decrease) in cash equivalents	**(7,177)**	**8,757**

MOL's net cash provided by operating activities were HUF 49.4 bn and HUF 142.9 bn for 2000 and 1999, respectively, representing a 65% decline. Within the decline an increase in working capital reduced cash flow by HUF 63.9 bn. Adjusted for the working capital change, cash flow decreased by 18% in 2000. The increase in working capital derives from a HUF 61.2 bn increase in inventories, due to higher market prices, and a HUF 22.7 bn increase in trade receivables and other current assets, which was only partially offset by a HUF 16.4 bn increase in creditors and a HUF 3.5 bn increase in other short-term liabilities. In 2000 the amount of corporate tax paid was HUF 6.6 bn.

Net cash used in investing activities reached HUF 170.6 bn (HUF 116.0 bn in 1999), including the consideration paid for shareholdings in Slovnaft a.s. and TVK Rt. Capital expenditures and exploration costs decreased to HUF 75.8 bn in 2000 from the 1999 figure of HUF 110.3 bn as a result of implementing tighter capital expenditure policies. Disposal of investments generated funds of HUF 8.7 bn in 2000.

Net financing cash inflows in 2000 amounted to HUF 114.1 bn primarily as a result of HUF 169.5 bn loans obtained, partially to fund the acquisitions mentioned above, contrasted with a HUF 18.2 bn net financing cash outflow in 1999. Repayment of long-term debt was broadly unchanged, amounting to HUF 38.0 bn in 2000 and HUF 38.7 bn in 1999. Finance-related cash outflows grew to HUF 19.1 bn in 2000 from HUF 13.8 bn in 1999. Cash totalled HUF 12.4 bn and HUF 19.6 bn at the end of 2000 and 1999, respectively.

Financing Sources

MOL's primary financing source in 2000 was internal cash generation. As a consequence, MOL's policy is to give priority to the efficiency of the receivables collection process and of the internal cash pooling of MOL Group. To meet seasonal changes in working capital requirements, the Group's policy is to use short-term bank loans. In order to finance specific capital investment projects, the Group's policy is to use long-term bank loans matching in duration the expected pay-out time and taking into consideration the mitigation of risks.

For 2000 MOL's overall level of gearing exceeded the target set by the Company (40%), partly due to strategic investments in Slovnaft a.s. and TVK Rt. and partly due to the significant loss incurred in the regulated gas business. The Group's total debt outstanding as at 31 December 2000 was HUF 341.3 bn, consisting of short-term debt (including the current portion of long-term debt) of HUF 55.7 bn and long-term debt of HUF 285.6 bn.

Total long-term debt as at 31 December 2000 was denominated mainly in USD (77%), while a significant part was held in Forints (11%) and the remaining part (12%) consisted of EUR and DEM loans. Of the long-term debt, HUF 297.6 bn (85 percent of total debt of the Group) is repayable within five years. The composition of the long-term debt was determined on a portfolio basis taking into account the actual currency exposure of the Group's activities.

Short-term debt increased from HUF 21.5 bn at 31 December 1999 to HUF 55.7 bn at 31 December 2000, mainly because MOL starts to repay the syndicated long-term debts in 2001.

In September MOL signed a USD 350 mn multicurrency revolving facility agreement with a syndicate of international commercial banks. The main aim of this facility was to finance MOL's investment in Slovnaft a.s. MOL also signed a EURO 100 mn multi-currency finance contract with a 15-year maturity with the European Investment Bank (EIB). The aim of this facility is to upgrade MOL's oil and gas facilities at a number of sites throughout Hungary, including oil and gas production installations, new pipelines, and the refurbishment of existing underground gas storage and related technical facilities to improve gas transmission and transit capacities as well as the retail service station network and environmental and safety standards.

In 2000 MOL's average cost of borrowing for its long-term debt including exchange losses on foreign currency debt was 15.85%, which compares to 19.5% in 1999. In 2001 the Company expects to finance its capital expenditure and the repayment of certain long-term loans mainly with additional borrowings. Based on the past willingness of banks to provide debt financing to the Group, management believes that sufficient additional debt financing will be made available to it to fund the expenditures currently contemplated.

Risk Management

MOL has several ISDA Master Agreements in place whith counterparties which are active on international commodity, FX and money markets to hedge its exposure if necessary.

MOL has completed a project with an independent consulting firm to review MOL's overall risks. MOL's new risk management strategy takes into account the strong portfolio effect between its different businesses and it measures risks using the cash-flow at risk (CfaR) method.

The following hedging transactions were carried out in 2000:

- Refining margin transactions initiated in 1999 for the first three quarters of 2000 resulted in a USD 6.71 million net payout due to extremely strong spot refinery margins all through the year. Since the volume of the transactions was only 6-18% of the quarterly refining throughput, MOL has benefited considerably on the physical side of the business.

- Interest rate swap transactions resulted in an inflow of USD 0.248 million. As of 31 December 2000, 28% of the long term debt was on a fixed basis.

- Utilising the significant differences between spot and forward prices on the commodity markets MOL and KKKSZ (Central Crude Stock Association) have co-operated on time swap deals that resulted in a cash inflow of USD 4.3 million, shared between the two companies. The profit and loss effect of which will only be recorded in 2001.

The Company has not engaged and does not intend to engage in speculative transactions.

Capital Expenditure Programme

Capital Expenditure (CAPEX) for 2000 included two significant investments, the Slovnaft acquisition and an increase in our TVK shareholding. Excluding these two investments, CAPEX was reduced to HUF 81.2 bn, reflecting strict capital budgeting discipline, necessary due to the uncertainties related to the natural gas price issue.

In the Exploration and Production segment, we spent HUF 8.6 bn, HUF 1.3 bn less than in 1999, on domestic exploration projects. Expenditure was focused on traditional and frontier areas, and we increased our domestic reserves by 2.776 million toe in 2000. Capital spending on hydrocarbon production projects was reduced to HUF 10.5 bn in 2000 compared to HUF 15.7 bn in 1999. However, the diversion of resources to handle the Pusztaszőlős eruption resulted in some delays to planned projects, which will therefore be completed only in 2001. Important production projects focused on additional oil and natural gas production in Algyő field by recovery enhancement processes (HUF 1.9 bn); a work-over at the Üllés field (HUF 0.7 bn) with the objective of reconstructing the necessary system to produce 1.6 bn m^3 of natural gas; extra oil and gas production in Kiskundorozsma field via intensification (HUF 0.8 bn); and, starting production at the Endrőd field (HUF 0.6 bn) in order to produce 1.3 bn m^3 natural gas.

In the case of international exploration and production projects, we spent HUF 4.4 bn, HUF 3.9 bn less than in 1999 due to the modification in our exploration strategy. As part of the revised strategy, the main activity was the divestment of our exploration portfolio.

In the Gas and Power segment, capital expenditure was reduced as a result of more favourable asset procurement terms, competitive tendering for contractors and the postponement of some projects until 2001 (HUF 15.4 bn in 2000 compared to HUF 21.7 bn in 1999). As part of the natural gas transmission and transit activities, pipeline and compressor station construction (HUF 3.9 bn in 2000 and HUF 5.2 bn in 1999) was continued, to meet the increasing volume of transit supplies towards Serbia and Bosnia-Herzegovina pursuant to the existing agreements.

The compressor station in Mosonmagyaróvár was completed (HUF 1.4 bn in 2000) to enable the natural gas import to reach sufficient pressure through the HAG pipeline. MOL continued the reconstruction of the Hajdúszoboszló underground gas storage (UGS) facility (HUF 1.3 bn), to prevent a natural decline in capacity, and the second phase of the Zsana UGS project was completed (HUF 1.5 bn) to increase the mobile capacity by 700 million m^3, and the peak capacity by 10 million m^3 /day. In 1999 we spent HUF 5.1 bn on this project. In 2000 we focused on the rationalisation of the existing retail gas portfolio (HUF 0.5 bn). We also continued the BorsodChem Power Plant project and we raised the share capital in the project company by HUF 0.3 bn.

In the Refining and Marketing segment the most significant refinery investment remained the implementation of the complex Residue Upgrading programme. This project, which is close to completion, represented the majority of our CAPEX spending in this segment in 2000. The Hydrogen Plant (HUF 3.3 bn in 2000, HUF 4.6 bn in 1999) was completed in 2000, and its test run was successfully completed. Full capacity operation of the hydrogen plant will be made when the total Residue Upgrading project (HUF 21.2 bn in 2000 and HUF 14.1 bn in 1999) is commissioned.

The Refinery Information System project (HUF 1.7 bn in 2000 and HUF 1.6 bn in 1999) and the reconstruction of the naphtha pipeline (HUF 0.8 bn in 2000, HUF 3.1 bn in 1999) were completed in 2000. Currently, the Refinery Information System is undergoing tests and full commissioning is expected to take place in 2001. Some other minor maintenance and replacement projects were implemented in the Refining and Logistics area with total CAPEX of HUF 2.9 bn (in 1999 it was HUF 5.4 bn).
In wholesale marketing, CAPEX fell by HUF 2.0 bn from HUF 4.6 bn in 1999, due in part to strict resource allocation. The 1999 figure included the BP Gas acquisition. LPG retail expansion, both in cylinder and in small container businesses (HUF 1.4 bn in 2000, HUF 0.7 bn in 1999), as well as high purity products production and the on-line measuring system (HUF 0.4 bn) were major projects aiming at strengthening our positions in the LPG market.

CAPEX spending in domestic and regional retail network development projects in 2000 was HUF 3.4 bn, HUF 6.0 bn lower than in 1999. This is in part due to the decision to halt expansion in Slovakia following the Slovnaft acquisition and revise regional expansion plans, as well as a reduction in the acquisition of new sites (2000 - HUF 1.2 bn, 1999 - HUF 4.4 bn). We spent HUF 0.8 bn on the reconstruction of filling stations and the development of the franchise network in Hungary, compared with HUF 4.9 bn in 1999. This reflects our focus on the intensification of the existing network operation and on the quality of the network development instead of increasing the number of filling stations. Additionally, HUF 0.9 bn was spent on maintaining the operations of the retail business compared to HUF 0.5 bn in 1999.

As part of the efficiency improvement programme at Corporate level, we spent HUF 1.7 bn on infrastructure and procurement support projects and HUF 1.1 bn on IT and telecommunication projects (out of which HUF 0.4 bn was spent on information technology modernisation and system security improvement), a total of HUF 2.8 bn compared with HUF 4.1 bn in 1999.

MOL Group CAPEX(1) (HUF million)	2000	1999
Refining and Marketing	40,268.3	54,144.5
Exploration and Production	23,462.6	32,862.0
Gas & Power	15,437.8	21,804.3
Other	112,858.5	23,402.9
Consolidation correction(2)	-	(3,276.6)
Total	**192,027.2**	**128,937.1**

(1) The consolidated CAPEX figure includes the technical performance of facility projects (excluding capitalised interest), the financial investments and both capitalised and expensed exploration costs.
(2) The consolidation correction was allocated to the segments for the first time in 2000. It was not practicable to restate the figure for 1999.

Gas Price Litigation
Under the Hungarian Gas Act, the price of natural gas is determined by the Minister of Economy and published in a Decree of the Minister. The prices established by the Minister are applied as official maximised prices. In MOL's understanding the Minister of Economy did not apply the Gas price Formula and the effective wholesale gas price is not in compliance with the relevant legal regulations. Therefore, MOL commenced civil proceedings for the reimbursement of the damages of HUF 7.3 billion (suffered in July, August and September 2000 and subject to further increase) against the Minister of Economy, the Ministry of Economy and the Government at the Municipality Court of Budapest on 8 September 2000. In its claim MOL requested the Municipality Court of Budapest, as first instance court, to establish the legal basis of MOL's claim prior to the determination of the final amount of damages. The Court rejected the claim at the first instance under the reasoning that compensation may not be ordered for damages caused by a legislative measure (i.e. the Decree of the Minister of Economy which published the gas price). MOL filed an appeal against the judgement on 1 December 2000. The second instance procedure is pending at the Supreme Court of Justice.

Other Litigation
◦ INHIBITOR Kft. initiated a lawsuit against MOL because of the delayed performance of a supply agreement for penalty and damages in the amount of HUF 150 million. The Supreme Court of Justice as second instance court ordered a new procedure and it is still pending at the first instance court.

◦ MOL filed a claim against AVANTI AG in the amount of HUF 1.4 billion (USD 4.9 million) because of non-payment of mineral oil deliveries at the Commercial Court of Vienna in 1996. AVANTI AG wanted to set off the claim of MOL against a claim of AVANTI Rt. but the first and second instance courts of Vienna rejected the set-off right claimed by AVANTI AG. The second instance court granted AVANTI AG the right to a revision procedure, which bars the judgement from becoming final. As a counterclaim AVANTI AG and AVANTI Rt. filed a claim against MOL on account of unjust enrichment in the amount of HUF 610 million at the Municipality Court of Budapest. The Municipality Court of Budapest suspended the proceedings until the final judgement of the Commercial Court of Vienna is rendered.

◦ In a lawsuit initiated by MOL in 1993 against Remete Trans Cooperative for the payment of invoices in the amount of HUF 71 million plus interest the defendant initiated a counterclaim against MOL because of unfair market practice in the amount of HUF 430 million. The Municipality Court of Budapest as second instance court rejected the claim of the defendant for the revision of the first instance decision in which the claim of MOL was granted. However, the court also granted the legal basis of the counterclaim and ordered a new first instance procedure in order to establish the amount of the counterclaim. The procedure is pending at the Municipality Court of Budapest.

◦ MOL initiated a lawsuit for the revision of the second instance resolution of the National Customs and Finance Guards (VPOP). In its resolution, VPOP obliged MOL to pay HUF 430 million in customs, penalty, surcharge and tax charges because of the improper application of custom-tariff categories for products. The proceedings are pending at the Municipality Court of Budapest, as first instance court.

◦ Milford Holding Limited filed a claim against BorsodChem Rt., MOL Rt., Hungarian Foreign Trade Bank Rt., Amerwind B.V. and TVK Rt. as defendants, for the invalidation of various share sale and purchase, as well as option agreements, entered into between the defendants on the transfer of shares held in TVK Rt. in September 2000. The plaintiff determined the subject value of the claim at HUF 15 billion. The first hearing is scheduled for May 2001.

◦ There are currently approximately 150 lawsuits pending against MOL the total value of which amounts to HUF 16.7 billion including the claims and counterclaims as described above. The highest value of a single lawsuit pending against MOL but not described above amounts to HUF 53 million.

ACHIEVEMENTS IN FUNCTIONAL SUPPORT AREAS

Streamlining MOL's Financial and Accounting Functions
MOL has outsourced its accounts processing function to Accenture Kft. The agreement, which came into effect in late December 2000, and which involves the transfer to Accenture of around 400 finance and accounting professionals, is one of the first business processing outsourcing agreements in Central Europe.The agreement aims to radically improve MOL's business efficiency by simultaneously allowing the company to focus on its core activities and save costs on support functions. The arrangement has been structured to allow third party clients to be accommodated in a Multi-client Service Centre, with MOL being the founder client. Over the initial six years of the contract, the annual costs to MOL of the outsourced activities are planned to decrease by at least 40%.

Business Process Re-engineering

MOL's corporate strategy strives for maximum organic growth, aggressive reduction of operating costs, streamlining of the organisation and top quartile performance in all selected international oil company based benchmarks. To achieve these objectives a Business Process Re-engineering (BPR) project was initiated and the first phase (Redesign) was completed in November 2000.

The implementation plan includes the incorporation of new processes into a single integrated business management package with which the business will have a tool to create greater opportunity and offer better choices to our customers, to drive costs down much further and act as a foundation for further initiatives.

The project includes the following areas: Finance, Treasury, Controlling, Planning, Sales, Key Performance Indicators and Balanced Scorecard, Customer Relationship Management, Distribution, Materials Management, Sourcing, e-Procurement, Human Resources, Supply Chain Management and Maintenance.

The project holds an aggressive timeline. It is scheduled to begin in January 2001 with all work streams implementing no later than December 2002. Total project costs will be approximately HUF 17 billion over two years. Annual recurring benefits, once fully achieved are projected to total HUF 18 billion. These benefits include lower headcount, reduced operating costs and better managed working capital.

The project includes the complete upgrade of MOL's IT infrastructure. The new business processes will be supported by various systems, but the core system will be SAP R/3. Other software will be implemented to support Customer Relationship Management and Supply Chain Management.

Information Technology

MOL has created its Information/e-business/knowledge management strategy based on the corporate strategy. The key objective is proactive involvement in the realisation of MOL's business objectives by the implementation and operation of secure IT systems that provide relevant information in a cost effective manner and by provision of user-focused services.

The strategy implementation focuses on key value-adding projects and areas. A new customer-focused Information Services organisation was designed to accommodate the necessary capabilities, drive effectiveness and efficiency. MOL has created a CIO position as a response to new, demanding business requirements. The key processes are redesigned with a focus on improved customer service delivery and operational excellence. Customer satisfaction has been significantly improved.

One of the key projects is IT Infrastructure Modernisation. Once the complex design phase is completed, the project implements the necessary infrastructure elements to support redesigned corporate processes, enable the new ERP system implementation and improve IT infrastructure efficiency. The general guideline for future technology architecture is to deliver high standard performance at a low cost via standardisation, integration, low complexity and flexibility.

Information systems development is managed at MOL Group level according to corporate strategy. Developments reflect business needs and are only implemented if they add value. Integration of Slovnaft IT operations and leverage of common IT standards will improve efficiency of Group operations.

The utilisation of e-business opportunities is built in redesigned corporate processes. The potential of e-procurement and CRM is to be used for growth and to increase shareholder value. General e-business skills and capabilities are developed to empower the business areas. MOL believes in the power of knowledge management. Two projects have been successfully managed to gain momentum, build communities of practice and realise early benefits.

Procurement

MOL started 2000 by further analysing its procurement processes and organisations in order to identify and deliver further benefits for the company. A new procurement manager was appointed and a new procurement strategy was developed and approved before mid-year.

Procurement processes were measured and analysed by the BPR program during the second half of the year, covering all such key processes of the company. Our savings targets in this area is an average of a 5% reduction over the next 3 years in the cost of the purchased goods and services excluding commodity products.

The major areas, where the new procurement strategy has identified improvement and savings opportunties are

- Procurement leadership, where the key elements are the segmentation of purchases and the consistent measurement of supplier prices and productivity,

- Supplier management, where a new supplier policy, and a new supplier evaluation system will be introduced in early 2001. Further supplier forums and training will help the development of our suppliers,

- Procurement processes will be revised and improved by the BPR program as mentioned above,

- Non-oil stock and warehouse management will be examined from a market perspective and significant suppliers will be more involved in the management of the logistics needs in their respective areas.

MOL Magyar Olaj- és Gázipari Rt. and Subsidiaries

Consolidated financial statements as of 31 December 2000 and 1999 prepared in accordance with International Accounting Standards together with the independent auditors' report



ARTHUR ANDERSEN

Independent Auditors' Report

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.:

We have audited the accompanying consolidated balance sheets of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries ("the Company") as of 31 December 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are prepared in accordance with International Accounting Standards and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries as of 31 December 2000 and 1999 and of the consolidated results of their operations and their cash flows for the years then ended in accordance with International Accounting Standards.

Arthur Andersen Kft

ARTHUR ANDERSEN Kft.
Budapest, Hungary
29 March 2001

Consolidated balance sheets
31 December 2000 and 1999

	Notes	2000 HUF millions	1999 HUF millions
ASSETS			
Non-current assets			
Intangible assets	4	5,948	6,518
Property, plant and equipment, net	5	443,076	426,021
Investments	6	150,643	37,028
Deferred tax assets	24	13,171	12,936
Other non-current assets	7	1,854	2,935
Total non-current assets		**614,692**	**485,438**
Current assets			
Inventories	8	141,436	98,605
Trade receivables, net	9	113,776	107,790
Marketable securities	10	8,875	6,696
Other current assets	11	41,459	24,787
Cash and cash equivalents	12	12,390	19,567
Total current assets		**317,936**	**257,445**
TOTAL ASSETS		**932,628**	**742,883**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	13	98,113	97,911
Reserves	14	261,460	230,388
Net income for the year		20,240	35,417
Total shareholders' equity		**379,813**	**363,716**
Minority interest		**5,672**	**6,262**
Non-current liabilities			
Long-term debt, net of current portion	15	285,647	174,877
Provisions for liabilities and charges	16	41,009	39,608
Other non-current liabilities		500	2,378
Total non-current liabilities		**327,156**	**216,863**
Current liabilities			
Trade and other payables	17	154,977	133,215
Provisions for liabilities and charges	16	9,262	10,970
Short-term debt	18	7,629	1,745
Current portion of long-term debt	15	48,119	10,112
Total current liabilities		**219,987**	**156,042**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**932,628**	**742,883**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations

For years ended 31 December 2000 and 1999

	Notes	2000	1999
		HUF millions	HUF millions
Net sales	19	1,025,368	742,648
Other operating income	20	15,922	6,752
Total operating revenues	**2 xxv)**	**1,041,290**	**749,400**
Raw materials and consumables used		842,044	508,850
Personnel expenses	21	63,686	63,618
Depreciation, depletion, amortisation and impairment		59,677	61,107
Other operating expenses	22	72,720	85,815
Change in inventories of finished goods and work in progress		(18,837)	(2,890)
Work performed by the enterprise and capitalised		(20,003)	(23,140)
Total operating expenses		**999,287**	**693,360**
Profit from operations		**42,003**	**56,040**
Financial expense, net	23	22,379	22,277
Income from associates		(3,025)	(724)
Profit before tax		**22,649**	**34,487**
Income tax expense/(benefit)	24	3,324	(426)
Profit after tax		**19,325**	**34,913**
Minority interest		(915)	(504)
Net income		**20,240**	**35,417**
Basic and diluted earnings per share (HUF)	25	206	362

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in shareholders' equity
For years ended 31 December 2000 and 1999

	Share capital	Reserves	Net income	Total
	HUF millions	HUF millions	HUF millions	HUF millions
Balances at 1 January 1999	**97,607**	**191,921**	**47,051**	**336,579**
Appropriation of 1998 net income	–	47,051	(47,051)	–
Dividend approved	–	(8,785)	–	(8,785)
Net sale of treasury shares	304	201	–	505
Net income	–	–	35,417	35,417
Balances at 31 December 1999	**97,911**	**230,388**	**35,417**	**363,716**
Appropriation of 1999 net income	–	35,417	(35,417)	–
Dividend approved	–	(5,386)	–	(5,386)
Net sale of treasury shares	202	1,041	–	1,243
Net income	–	–	20,240	20,240
Balances at 31 December 2000	**98,113**	**261,460**	**20,240**	**379,813**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows
For years ended 31 December 2000 and 1999

	Notes	2000	1999
		HUF millions	HUF millions
Operating profit		42,003	56,040
Adjustments to reconcile operating profit to net cash provided by operating activities			
Depreciation, depletion amortisation and impairment		59,677	61,064
Write-off of inventories		17,871	-
Reversal of impairment and write-off of fixed assets		(2,225)	-
Changes in environmental provision		(481)	8,592
Changes in provision for field operations suspension liabilities		(5,667)	2,845
Changes in provision for redundancy		25	4,574
Changes in other provisions		(105)	819
Net gain on sale of fixed assets		(1,956)	(398)
Exploration and development costs expensed during the year		10,782	13,231
Changes in operating assets and liabilities			
Inventories		(61,154)	(5,822)
Accounts receivable		(5,986)	(18,030)
Other receivable		(16,690)	(13,609)
Accounts payable		16,444	36,376
Other current liabilities		3,480	5,631
Corporate taxes paid		(6,642)	(8,401)
Net cash provided by operating activities		**49,376**	**142,912**
Capital expenditures and exploration costs		(75,800)	(110,325)
Proceeds from disposals of fixed assets		6,464	2,847
Net cash inflow/(outflow) on purchase of subsidiary undertaking	28a	-	(1,605)
Net cash inflow on newly consolidated subsidiaries		-	4,296
Acquisition of associated companies		(112,984)	-
Acquisition of other investments		(2,217)	(22,103)
Proceeds from disposal of investments		8,671	1,660
Changes in loans and long-term bank deposits		(29)	58
Changes in short-term investments		(2,179)	125
Interest received and other financial income		5,999	7,986
Dividend received		1,459	1,069
Net cash used in investing activities		**(170,616)**	**(115,992)**
Issuance of long-term debt	28b	169,500	50,101
Repayments of other long-term debt		(38,000)	(38,686)
Changes in short-term debt		5,884	(8,680)
Interest paid and other financial costs		(19,149)	(13,816)
Dividends paid to shareholders		(4,677)	(7,554)
Dividends paid to minority interest		(737)	(32)
Sale of treasury shares		3,045	3,839
Repurchase of treasury shares		(1,803)	(3,335)
Net cash provided by /(used in) financing activities		**114,063**	**(18,163)**
Increase/(decrease) in cash and cash equivalents		**(7,177)**	**8,757**
Cash at the beginning of the year		19,567	10,810
Cash at the end of the year		12,390	19,567

The accompanying notes are an integral part of these consolidated financial statements.

1. General

MOL Magyar Olaj- és Gázipari Rt. (hereinafter referred to as MOL Rt. or the parent company) was incorporated on 1 October 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL Rt. and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and natural gas and wholesale and retail marketing of crude oil products and natural gas. The average number of the employees in the Group was 18,136 in 2000 and 20,718 in 1999. The registered office address of the Company is Október huszonharmadika u. 18., Budapest, Hungary. The shares of the Company are listed on the Budapest Stock Exchange. Global Depositary Receipts (GDRs) are listed on the Luxembourg Stock Exchange and are quoted on the SEAQ International in London and other over the counter markets in New York, Berlin and Munich.

2. Summary of significant accounting policies

MOL Rt. prepares its statutory financial statements in accordance with the requirements of the accounting regulations contained in Law XVIII of 1991 on Accounting, as modified (HAS). Some of the accounting principles prescribed in this law differ from International Accounting Standards (IAS). The accompanying consolidated financial statements presented here have been prepared in accordance with the standards formulated by the International Accounting Standards Committee (IASC). A reconciliation between the shareholders' equity and the net income of MOL Rt. reported on an unconsolidated basis, under HAS and those reported in the accompanying consolidated financial statements is included at Note 30. For the purposes of the application of the Historical Cost Convention, the accompanying consolidated financial statements treat the Company as having come into existence as of 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IAS adjustments. These consolidated financial statements have been approved by the Board of Directors on 29 March 2001. The financial year is the same as the calendar year.

i) Changes in Accounting Policies

No changes have been made to the Group's Accounting Policies in 2000. The following International Accounting Standards that became effective from 1 January 2000 were adopted early (in 1999), as encouraged by IASC.

IAS 16 (revised 1998), Property, Plant and Equipment,
IAS 22 (revised 1998) Business Combinations,
IAS 28 (revised 1998) Accounting for investments in Associates,
IAS 31 (revised 1998) Financial Reporting of Interests in Joint Ventures,
IAS 36 Impairment of Assets,
IAS 37 Provisions, Contingent Liabilities and Contingent Assets,
IAS 38 Intangible Assets

ii) Changes in the Presentation and Classification of Items in the Consolidated Financial Statements

With effect from 1 January 2000 the Group has changed its method of presenting goodwill arising on investments in associated companies. Such investments are now initially recorded at cost and an analysis of this cost between the Group's share of the fair value of the net assets acquired and goodwill is presented in the Note 6 of the financial statements. Previously such goodwill was reported in the balance sheet as an intangible asset. 1999 comparative information has been restated accordingly. The Group's natural gas storage, transportation and trading activities, formerly part of the Upstream business segment are presented with effect from 1 January 2000 as a new business segment, Gas and Power. From the same date the Upstream and Downstream business segments have been renamed Exploration and Production and Refining and Marketing, respectively. Certain minor reclassification of prior year balances has been made to conform with current year presentation.

iii) Reporting Currency

The reporting currency of the Group is the Hungarian Forint (HUF).

iv) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MOL Rt. and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and the net income attributable to minority shareholders' interest are shown separately in the accompanying consolidated balance sheets and the accompanying consolidated statements of operations, respectively. The purchase method of accounting is used for acquired businesses. Companies acquired or

disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal. Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where a significant influence is exercised by the Company are accounted for by using the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist. All other investments held on a long-term basis are valued at cost less any impairment in value. Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The accompanying consolidated financial statements are prepared using uniform accounting policies of like transactions and other events in similar circumstances. Certain immaterial subsidiaries are not consolidated. These are presented at cost less any impairment in value in the accompanying consolidated financial statements. (See Note 6).

v) Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets of subsidiaries acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the accompanying consolidated balance sheet. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Goodwill is amortised to income on a systematic basis over the weighted average estimated useful life of the identifiable acquired depreciable assets. The amortisation period is determined on a case by case basis and is generally between 5 and 20 years. The unamortized balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognised.

vi) Negative Goodwill

Negative goodwill is recognised in the accompanying consolidated statement of operations as follows:

• to the extent that negative goodwill relates to expected future losses and expenses that are identified in the Company's plan for the acquisition and can be measured reliably, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised.

• the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

• the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately.

vii) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with remaining three months or less to maturity from the date of acquisition and that are subject to an insignificant risk of change in value.

viii) Trade Receivables

Receivables are stated at face value less provision for doubtful accounts.

ix) Marketable Securities

Marketable securities consist of investments in securities that are traded in liquid markets, are held for the purpose of investing in liquid funds and are not generally intended to be retained on a long-term basis. Marketable securities are stated at the lower of aggregate cost and market value. Adjustments in valuation are included in the accompanying consolidated statement of operations. Interest received on trading securities is reported as interest income, while dividend income is reported as dividend income. On a disposal of an investment, the difference between the net disposal proceeds and the carrying amount is included in the accompanying consolidated statement of operations.

x) Financial Instruments

Financial assets and financial liabilities carried on the accompanying consolidated balance sheet include cash and cash equivalents marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

xi) Derivatives

The Group operates internationally, giving rise to significant exposure to market risks from changes in commodity prices, interest and foreign exchange rates. The Group uses derivative financial instruments to mitigate those risks.

The Group uses
- *interest rate swaps to protect against floating borrowing* rate risk to fix rate,
- refinery margin swaps to reduce the exposure to risks relating to crude oil and crude oil product prices,
- crude oil and natural gas price swaps to reduce the price risks of the underlying purchase transactions, and
- foreign exchange derivatives to cover foreign exchange risks.

All derivative instruments are treated as hedges. Gains and losses on these instruments are recognised on an accrual basis to match the gains or losses on the related hedged items and are recorded in the accompanying consolidated statement of operations as an adjustment to the expense or *income caption related to the underlying transaction.*

xii) Inventories

Inventories, including work-in-process are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost of purchased goods, including crude oil, is determined primarily on the basis of weighted average cost, while purchased gas inventory is valued by first-in-first-out method. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses. Unrealisable inventory is fully written off.

xiii) Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost (or the carrying value of the assets determined as of 1 October 1991 – see Note 2 above) less accumulated depreciation, depletion and amortisation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the accompanying consolidated statements of operations. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment. Construction in progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use. See also the policy regarding method of accounting for exploration and development costs of oil and gas reserves in xvii) below.

xiv) Intangible Assets

Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised on a straight line basis over the best estimate of their useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year-end. See also the policy regarding method of accounting for exploration and development costs of oil and gas reserves in xvii) below.

xv) Depreciation, Depletion and Amortisation

Depreciation is computed on a straight-line basis over the following rates:

Buildings	2 – 10%
Refineries and chemicals manufacturing plants	10 – 25%
Gas and oil storage and transmission equipment	4 – 14.5%
Petrol service stations	4 – 20%
Telecommunication and automatisation equipment	10 – 33%

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual plant or plant-dedicated transport system using the unit of production method, based on proved, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less. The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

xvi) Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the statement of operations for items of property, plant and equipment and intangibles carried at

cost and treated as a revaluation decrease. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not practicable, for the cash-generating unit. Impairment losses are reviewed annually and, where the recoverable amount of an asset has changed, are increased or fully or partially written back as required.

xvii) Method of Accounting for Exploration and Development Costs of Oil and Gas Reserves

Exploration and development costs are accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalised as intangible assets. When proved reserves of oil and gas are determined and development is approved, the relevant expenditure is transferred to tangible production assets. Unproved properties are assessed regularly and any impairment in value is recognised. Exploration costs other than the costs of drilling exploratory wells are expensed as incurred. Unsuccessful exploratory wells are expensed when determined to be non-productive. Geological and geophysical exploration costs are charged against income as incurred.

xviii) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. The reversal of such discounting in each year is recognised as an interest income. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognised as interest expense.

Provision for Redundancy

The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the accompanying consolidated balance sheet when the workforce reduction program is defined and the conditions for its implementation are met.

Provision for Environmental Expenditures

Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. Immediate provision is made for expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future earnings in order to recognise the cost in the year when they are identified. Measurement of liabilities is based on current legal requirement and existing technology. Provision for environmental contingency is established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Provision for Field Operation Suspension Liabilities

The Company records provision for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price level. Cost of abandonment is capitalised as part of the cost of the related oil and gas property and is depreciated using the unit of production method.

xix) Reserves

Reserves shown in the accompanying consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the statutory earnings of MOL Rt.

xx) Treasury Shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on transactions therein, are recorded directly to reserves.

xxi) Dividends

Dividends are recorded in the year in which they are approved by the shareholders.

xxii) Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of treasury shares. There were no significant items in 2000 or 1999 that would dilute the earnings per share.

xxiii) Foreign Currency Transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the consolidated statement of operations in the period in which they arise.

xxiv) Foreign Operations

The Company has marketing and distribution subsidiaries in countries around Hungary. Further it has subsidiaries in North-Africa and the Middle-East where exploration activities are pursued. These subsidiaries are considered as integral to the operations of the Company. The translation principles are applied as if the transactions of the foreign operations had been those of the Company: in the accompanying consolidated balance sheet foreign currency monetary items are translated using the closing rate, non-monetary items are translated using the historical rate as of the date of acquisition. Income and expense items are translated at the exchange rates ruling on the dates of the transactions. Resulting exchange differences are recognised in the accompanying consolidated statement of operations in the period in which they arise.

xxv) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed. In particular, natural gas sales are recognised on the basis of gas delivered calculated at the regulated prices in force at the time when the sale was made. Regulated prices are determined partially on the basis of projected sales and expenses and differences between actual and projected figures are adjusted in subsequent regulatory periods. In addition, the timing and extent of acknowledgement of costs in the rate setting process may not be exactly the same as in the statutory or IAS financial statements of the Company. No costs or revenues have been accrued or deferred in the accompanying consolidated financial statements related to this difference. Interest is recognised on a time-proportionate basis that reflects the effective yield on the asset. Dividends are recognised when the shareholder's right to receive payment is established.

xxvi) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxvii) Income Taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised. Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively. Deferred tax assets or liabilities are recognised for all taxable temporary differences.

xxviii) Segmental Disclosure

For management purposes the Group is organised into three major operating business units. The business units are the basis upon which the Group reports its primary segment information. The Group does not report secondary segment information since most of its operating assets are located in one geographical area, i.e. Central-Europe.

xxix) Contingencies

Contingent liabilities are not recognised in the accompanying consolidated financial statements. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the accompanying consolidated financial statements but disclosed when an inflow of economic benefits is probable.

3. The effect on MOL's financial position of losses incurred in its gas business

MOL's gas segment incurred a significant loss in 2000 owing to the combined effect of government imposed price restrictions and sharply increased gas prices, which obliged the Company to sell natural gas at prices below cost. Whereas under the official gas pricing regulations MOL is entitled to earn an 8% return on its gas business assets, its 2000 loss computed in accordance with those same regulations was HUF 110 billion (unaudited). The resulting shortfall is considerably higher than the cumulative excess profit of HUF 23 billion (unaudited) earned in prior years. Although the government imposed price restrictions are not permanent, it currently appears likely that they will remain in force at least until the end of 2001.

As a result MOL will continue to experience reduced profits and cashflows from the gas business, the exact extent of which will depend principally on the development during the year of the import price of natural gas.

As a consequence MOL is likely to be required to raise significant additional finance to fund repayments, falling due in 2001, of certain fixed long term borrowings (see Note 15) together with its planned capital expenditure of up to HUF 73 billion. Management is currently putting into effect a plan, which has been approved by the Board of Directors, to finance these requirements through bond issues, bank loans and other instruments and is confident that the necessary funding will be obtained.

4. Intangible assets

			Exploration		Negative	
	Rights	Software	Costs	Goodwill	Goodwill	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Gross book value						
Opening balance as of 1 Jan 1999	1,068	7,548	11,891	2,794	(6,079)	17,222
- reclassification of goodwill on investments in associates (see Note 2 ii)	–	–	–	(2,530)	–	(2,530)
- additions	412	2,191	3,228	1,280	(2,345)	4,766
- disposals and transfers	(17)	–	(8,462)	(331)	2,872	(5,938)
Closing balance as of 31 Dec 1999	1,463	9,739	6,657	1,213	(5,552)	13,520
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 Jan 1999	423	4,217	84	524	(656)	4,592
- reclassification of goodwill amortisation on investments in associates	–	–	–	(506)	–	(506)
- additions	116	1,486	42	61	(189)	1,516
- disposals	(4)	(136)	(29)	–	–	(169)
- impairment	–	–	1,569	–	–	1,569
Closing balance as of 31 Dec 1999	535	5,567	1,666	79	(845)	7,002
Net book value 31 Dec 1999	**928**	**4,172**	**4,991**	**1,134**	**(4,707)**	**6,518**
Gross book value						
Opening balance as of 1 Jan 2000	1,463	9,739	6,657	1,213	(5,552)	13,520
- additions	149	1,039	3,835	–	(385)	4,638
- disposals and transfers	(16)	179	(3,508)	–	830	(2,515)
Closing balance as of 31 Dec 2000	1,596	10,957	6,984	1,213	(5,107)	15,643
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 Jan 2000	535	5,567	1,666	79	(845)	7,002
- additions	190	1,855	631	59	(229)	2,506
- disposals	–	(607)	(1,765)	–	163	(2,209)
- impairment	–	–	2,396	–	–	2,396
Closing balance as of 31 Dec 2000	725	6,815	2,928	138	(911)	9,695
Net book value 31 Dec 2000	**871**	**4,142**	**4,056**	**1,075**	**(4,196)**	**5,948**

Impairment

During 2000 impairment losses of HUF 984 million were recognised in relation to capitalised oil exploration expenses in Syria and HUF 1,412 million in relation to unsuccessful exploration activity in Hungary. During 1999 impairment losses of HUF 1,569 million were recognised in relation to capitalised oil exploration expenses in Syria and Yemen.

Exploration expenses

In addition to the capitalised exploration expenses shown in the above table HUF 10,782 million and HUF 13,231 million exploration expense was incurred in 2000 and 1999, respectively, which was charged to various operating cost captions of the accompanying consolidated statement of operations as incurred.

5. Property, plant and equipment, net

	Land and building	Machinery and equipment	Other machinery and equipment	Construction in progress	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Gross book value					
Opening balance as of 1 Jan 1999	326,293	203,160	35,823	40,139	605,415
- additions	44,970	39,297	8,411	112,742	
- disposals and transfers	–	(3,946)	(3,780)	(98,660)	
Closing balance as of 31 Dec 1999	371,263	238,511	40,454	54,221	704,449
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 Jan 1999	105,492	105,903	16,156	–	227,551
- additions	21,135	22,501	7,041	1,738	52,415
- disposals	(679)	(3,526)	(1,233)	(1,707)	(7,145)
- impairment	1,603	4,004	–	–	5,607
Closing balance as of 31 Dec 1999	127,551	128,882	21,964	31	278,428
Net book value 31 Dec 1999	**243,712**	**109,629**	**18,490**	**54,190**	**426,021**
Gross book value					
Opening balance as of 1 Jan 2000	371,263	238,511	40,454	54,221	704,449
- additions	36,395	38,701	4,136	76,197	
- disposals and transfers	(4,743)	(15,850)	(1,860)	(80,119)	
Closing balance as of 31 Dec 2000	402,915	261,362	42,730	50,299	757,306
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 Jan 2000	127,551	128,882	21,964	31	278,428
- additions	20,750	24,645	7,864	655	53,914
- disposals	(2,899)	(13,321)	(833)	(686)	(17,739)
- impairment	786	71	4	–	861
- reversal of impairment	(1,038)	(196)	–	–	(1,234)
Closing balance as of 31 Dec 2000	145,150	140,081	28,999	–	314,230
Net book value 31 Dec 2000	**257,765**	**121,281**	**13,731**	**50,299**	**443,076**

Fully Depreciated Intangibles, Property, Plant and Equipment

The gross carrying amounts of certain intangibles, property, plant and equipment items of HUF 79,502 million and HUF 67,929 million are fully depreciated, as of 31 December 2000 and 1999, respectively, but these items are still in active use.

Borrowing Costs

Property, plant and equipment includes borrowing costs incurred in connection with the construction of certain assets. Additions to the gross book value of property, plant and equipment include borrowing costs of HUF 8,753 million and HUF 8,794 million in 2000 and 1999, respectively. The applicable capitalisation rate was 13% and 16%, respectively.

Impairment

During 2000 impairment losses of HUF 861 million were recognised with respect to tangible fixed assets of certain oil, gas, and CO2 producing fields, as well as plants intended to be sold. In 2000, impairment losses of HUF 1,234 million recognised before 1999 on Nagylengyel oil field were reversed. During 1999 impairment losses of HUF 5,607 million were recognised with respect to tangible fixed assets of which HUF 977 million relates to minority shareholders. The main asset categories concerned were the Zala refinery and certain logistics assets (HUF 2,408 million), gas distribution assets (HUF 1,603 million) and oil production assets (HUF 1,596 million).

6. Investments

	2000 HUF millions	1999 HUF millions
i) Investments in consolidated companies	-	-
ii) Investments in associated companies	142,346	12,284
iii) Investments in other companies	8,297	24,744
Total	**150,643**	**37,028**

i) Investments in consolidated companies

Company name	Country	Range of activity	Ownership 2000	Ownership 1999
Exploration and production				
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
Kunpetrol Kft.	Hungary	Maintenance services	100%	100%
MOL CIS	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Greece Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Nile Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Pakistan Ltd.	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Qatar Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Syria Ltd.	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Tunisia Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Yemen Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
Petrolszervíz Kft.	Hungary	Maintenance services	100%	100%
Rotary Rt.	Hungary	Oil well drilling and related maintenance works	100%	100%
Gas and Power				
MOL Gáz Kft.	Hungary	Natural gas supply, gas-utility development and management	97%	100%
Bihari Közmű Kft.	Hungary	Natural gas supply, gas-utility development and management	merged into MOL Gáz	93%
Délborsodi Gázközmű Kft.	Hungary	Natural gas supply, gas-utility development and management	merged into MOL Gáz	98%
Felső Szabolcs Gáz Kft.	Hungary	Gas-utility development and management	merged into MOL Gáz	60%
Főnix Gáz Kft.	Hungary	Gas-utility development and management	merged into MOL Gáz	100%
Mátragáz Kft.	Hungary	Natural gas supply, gas-utility development and management	merged into MOL Gáz	98%
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	75%
Kiskungáz Rt.	Hungary	Gas-utility development and management	53%	53%
Turulgáz Rt.	Hungary	Gas-utility development and management	58%	58%
ZAB Rt.	Hungary	Gas-utility development and management	59%	59%
Zsámbékgáz Rt.	Hungary	Gas-utility development and management	96%	96%
Refining and Marketing				
Dunafiksz Kft.	Hungary	Maintenance service for Duna Refinery	100%	100%
Izobutilén Kft.	Hungary	Isobutilen production and distribution	68%	68%
Kőolajtároló Rt.	Hungary	Crude oil storage	51%	51%
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	75%	75%
MOL Chem Kft.	Hungary	Wholesale trade of oil products	100%	100%
MOL Romania PP s.r.l.	Romania	Retail trade of fuels and lubricants	100%	100%
MOL Slovensko spol. s.r.o.	Slovakia	Retail trade of fuels and lubricants	100%	100%
MOL Trans Kft.	Hungary	Transportation of mineral oil products	100%	100%
MOLTRADE Mineralimpex Rt.	Hungary	Importing and exporting energetical products	100%	100%
Terméktároló Rt.	Hungary	Oil product storage	74%	74%
MOL PB Gáz Kft.	Hungary	Retail trade of LPG	100%	100%
PB Tároló Kft.	Hungary	Research for underground LPG storage possibilities	100%	100%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Szeb Gáz Kft.	Hungary	Management of the `village LPG gas system`	100%	100%
Corporate and other				
MOL Hotels Rt.	Hungary	Hotel service, worker's home service and catering services	100%	100%
MOL Invest Rt.	Hungary	Investment management	100%	100%
MOL Lízing Kft.	Hungary	Providing leasing services for the MOL-Group	100%	100%
Nitrogénművek Rt.	Hungary	Artificial fertiliser production	59%	59%
Olajterv Rt.	Hungary	Engineering and contracting	86%	86%

ii) Investments in associated companies

	Ownership 2000	Ownership 1999	Net book value of investment 2000	Net book value of investment 1999
			HUF millions	HUF millions
Slovnaft A. S. (acquired in 2000)	36.2%	–	86,581	–
TVK Rt.	32.9%	20.3%	42,047	–
(presented among investments in other companies in 1999)				
DÉGÁZ Rt.	27.2%	27.2%	6,326	5,834
ÉGÁZ Rt.	35.5%	35.5%	4,913	4,832
Panrusgáz Rt.	50.0%	50.0%	1,445	308
Gerecsegáz Rt.	50.1%	50.1%	295	276
Villas Hungária Kft.	40.0%	40.0%	263	265
Hotel Carbona Rt. (sold in 2000)	–	25.0%	–	231
Van Leer Dunadob Kft.	25.0%	25.0%	172	172
IN-ER Erőmű Kft.	30.0%	30.0%	155	157
Other domestic associated companies			149	209
Total			**142,346**	**12,284**

	Share of net assets acquired	Net book value of goodwill	Net book value of negative goodwill	Net book value of investment
	HUF millions	HUF millions	HUF millions	HUF millions
Opening balance as of 1 January 1999	**11,557**	**2,024**	**-**	**13,581**
- additions	–	–	–	–
- disposals	–	–	–	–
- transfers (fully consolidated in 1999)	(1,161)	–	–	(1 161)
- share in change of net assets before dividends	724	–	–	724
- dividend received	(860)	–	–	(860)
- amortisation of goodwill/negative goodwill	126	(126)	–	–
Closing balance as of 31 December 1999	**10,386**	**1,898**	**-**	**12,284**
- additions	177,861	–	(63,071)	114,790
- disposals	(8,104)	–	3,735	(4,369)
- transfers (from investments)	17,122	–	–	17,122
- share in change of net assets before dividends	3,025	–	–	3,025
- dividend received	(506)	–	–	(506)
- amortisation of goodwill/negative goodwill	(676)	(126)	802	–
Closing balance as of 31 December 2000	**199,108**	**1,772**	**(58,534)**	**142,346**

Acquisitions

During the year the Company increased its stake in TVK Rt., Hungary's largest petrochemical company, from 20% to 32.9% and has accordingly accounted for this investment in accordance with the equity method from 1 October 2000. The Company also acquired a 36.2% stake in Slovnaft a.s., the Slovakian downstream oil company, which has been accounted for in accordance with the equity method from 1 November 2000.

iii) Investments in other companies

	Ownership 2000	Ownership 1999	Net book value of investment 2000	Net book value of investment 1999
			HUF millions	HUF millions
DDGÁZ Rt.	17%	17%	1,793	1,793
MOL Benz d.o.o. (Slovenia)	100%	100%	995	995
KÖGÁZ Rt.	8%	8%	788	788
MOL Kárpátalja Kft.	99%	99%	468	701
MOL Agram Kft.	100%	100%	718	550
BC Erőmű Kft.	30%	30%	660	450
Pentaszervíz Kft.	100%	100%	353	353
Alföldi Koncessziós Autópálya Rt.	2%	2%	300	300
Generál Gomsz Kft.	100%	100%	246	246
TIGÁZ Rt.	1%	1%	151	151
Petrolteam Kft.	100%	100%	129	129
MOL Reinsurance Ltd.	100%	100%	96	96
Olajgép Kft.	100%	100%	140	140
Dunacontrol Kft.	100%	100%	94	94
Pannon Petroleum Kft.	100%	100%	92	92
TVK Rt.	-	20%	-	17,122
(presented among investments in associated companies in 2000)				
Other			1,274	744
(investments with individual net book value below HUF 90 million)				
Total			**8,297**	**24,744**

7. Other non-current assets

	2000	1999
	HUF millions	HUF millions
Advance payments for assets under construction	87	1,196
Loans given	1,767	1,739
Total	**1,854**	**2,935**

8. Inventories

	2000	1999
	HUF millions	HUF millions
Purchased crude oil	18,301	8,885
Other raw materials	17,404	14,917
Purchased natural gas	51,993	37,085
Other goods for resale	5,761	8,472
Work in progress and finished goods	47,977	29,246
Total	**141,436**	**98,605**

Purchased natural gas is recorded net of an adjustment of HUF 17,871 million as of 31 December 2000 to reduce its carrying value from cost to net realisable value. No similar adjustment was required as of 31 December 1999.

9. Trade receivables, net

	2000	1999
	HUF millions	HUF millions
Trade receivables	119,192	114,340
Provision for doubtful amounts	(5,416)	(6,550)
Total	**113,776**	**107,790**

Trade receivables includes items due from associated companies of HUF 16,782 million and HUF 7,779 million as of 31 December 2000 and 1999, respectively. In the 1999 consolidated financial statements, trade receivables from associated companies were presented among other current assets. Of the HUF 3,679 million receivable from NIS Naftagas as of 31 December 1999, HUF 3,007 million was settled during 2000. The remaining balance of HUF 672 million has been written off as bad debt expense.

10. Marketable securities

	2000	1999
	HUF millions	HUF millions
Government bonds	964	5,669
Hungarian National Bank bonds	717	-
Discount securities	6,430	805
Other	764	222
Total	**8,875**	**6,696**

11. Other current assets

	2000	1999
	HUF millions	HUF millions
Prepaid and recoverable taxes and duties	18,210	13,776
Receivables from sales of Tunisian and Egyptian exploration projects	7,285	-
Prepaid excise taxes	3,442	3,451
Loans receivable	2,599	481
Miscellaneous prepaid expenses and accrued income	2,501	2,170
Prepaid rent	1,597	1,656
Advances for inventories	453	128
Interest receivable	363	409
Loans to employees and other employee receivables	225	243
Advances to suppliers	38	212
Other	4,746	2,261
Total	**41,459**	**24,787**

12. Cash and cash equivalents

	2000	1999
	HUF millions	HUF millions
Cash at bank – HUF	3,489	9,702
Cash at bank – other currencies	7,130	9,153
Cash on hand – HUF	591	555
Cash on hand – other currencies	111	157
Cash equivalents – restricted bonds	1,069	-
Total	**12,390**	**19,567**

13. Share capital

The issued share capital of MOL Rt. as of 31 December 2000 and 1999 was HUF 98,400 million consisting of 98,400,000 series A ordinary shares and one series B preference share. The holder of the B preference share is the Hungarian State. The affirmative vote of the holder of the special share is required for the General Meeting to approve certain resolutions.
Each share has a nominal value of HUF 1,000.

	Number of shares issued	Number of treasury shares	Number of shares outstanding
31 December 1998	**98,400,001**	**792,815**	**97,607,186**
Employee and management benefit plans		(363,266)	
Sales		(513,595)	
Purchases		573,377	
31 December 1999	**98,400,001**	**489,331**	**97,910,670**
Employee and management benefit plans		(362,491)	
Sales		(200,442)	
Purchases		360,596	
31 December 2000	**98,400,001**	**286,994**	**98,113,007**

14. Reserves

Dividends

The dividend proposed for approval by the shareholders at the Annual General Meeting in April 2001 in respect of 2000 is HUF 55 per share. As this amount has not been approved, it has not yet been recorded in the accompanying 2000 consolidated financial statements. The dividend approved by the shareholders in respect of 1999 was HUF 5,386 million. The total amount of reserves available for distribution based on the statutory company only financial statements of MOL Rt. is HUF 109,726 million and HUF 114,999 million as of 31 December 2000 and 1999, respectively.

Long-Term Performance-Related Management Incentive Schemes

In 2000 the Company introduced a new long-term incentive scheme for the eleven most senior members of the management team. Under the scheme, share options are allotted annually in April of each year, which are exercisable in a five-year period commencing three years after the allotment date, provided that the recipient is still employed by the Company at the beginning of the year in which the exercise period commences. Options in respect of a total of 92,500 pieces shares were allocated in 2000 at an exercise price of HUF 5,222. A further 190 managers are entitled to receive an allocation of MOL shares, the shares being transferred to the individuals two years after the allocation date, provided that they are still employed by the Company. The first allocation will be made in 2001.

15. Long-term debt

	Weighted average interest rate 2000	Weighted average interest rate 1999	2000	1999
	%	%	HUF millions	HUF millions
Unsecured bonds in HUF	16.28%	15.50%	5,000	10,000
Secured bank loan in HUF	11.36%	–	998	–
Secured bank loan in USD	6.46%	6.43%	27,319	26,828
Unsecured bank loan in HUF	11.83%	15.68%	27,472	28,887
Unsecured bank loan in USD	6.59%	5.74%	230,255	113,501
Unsecured bank loan in DEM	4.48%	3.32%	3,743	3,596
Unsecured bank loan in EURO	5.61%	–	36,425	–
Unsecured loan from local governments	–	–	1,759	2,177
Other	–	–	795	–
Total			**333,766**	**184,989**
Current portion of long-term debt			48,119	10,112
Total			**285,647**	**174,877**

Secured loans were obtained for specific capital expenditure projects and were secured by the assets financed from the loan.

	2000	1999
	HUF millions	HUF millions
Maturity two to five years	250,789	147,383
Maturity over five years	34,858	27,494
Total	**285,647**	**174,877**

Included in unsecured bank loans in USD are certain loans drawn down shortly before the year-end which are valued at the exchange rates ruling on the date of draw down. The unrealised gains that would have been recorded, had these loans been revalued at the year-end closing exchange rates, result from short-term HUF/USD exchange rate fluctuations, that were contrary to the long-term trend, and are not material. At the publication date of the financial statements, the majority of the gains had already reversed.

16. Provisions for liabilities and charges

	Environmental	Redundancy	Field operation suspension	Other	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Balance as of 1 January 1999	**10,910**	**1,824**	**19,947**	**908**	**33,589**
Provision made during the year	8,497	8,535	–	978	18,010
Interest effect	2,095	–	3,093	–	5,188
Provision used during the year	(2,000)	(3,961)	(248)	–	(6,209)
Balance as of 31 December 1999	**19,502**	**6,398**	**22,792**	**1,886**	**50,578**
Provision made during the year	689	5,147	–	487	6,323
Interest effect	2,730	–	3,191	–	5,921
Provision used during the year	(2,121)	(5,122)	(115)	(592)	(7,950)
Revision of previous estimate	951	–	(5,552)	–	(4,601)
Balance as of 31 December 2000	**21,751**	**6,423**	**20,316**	**1,781**	**50,271**
Current portion 1999	4,158	5,043	174	1,595	10,970
Non-current portion 1999	15,344	1,355	22,618	291	39,608
Current portion 2000	2,828	4,727	294	1,413	9,262
Non-current portion 2000	18,923	1,696	20,022	368	41,009

Environmental Provision

As of 31 December 2000 provision of HUF 21,751 million is made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar. The provision was made on the basis of an assessment prepared by an independent environmental consulting firm during 1999. Approximately 70% of the cost of rehabilitation of the environment is expected to be incurred between 2001 and 2005 and the remaining 30% beyond 2005. The amount of the provision has been determined on the basis of existing technology at current prices by calculating risk-weighted cash flows discounted using estimated risk-free real interest rates.

Provision for Redundancy

As of 31 December 2000 provision of HUF 6,423 million has been made for employee termination benefits. The charge relates to termination costs of employees, whose location, function and approximate number have been identified before the balance sheet date. The provision covers the redundancy costs of approximately 3,400 employees affected. Approximately 75% of this provision is planned to be utilised in 2001.

Provision for Field Operation Suspension Liabilities

As of 31 December 2000 provision of HUF 20,316 million is made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 10% of the cost of rehabilitation of the environment is expected to be incurred between 2001 and 2005 and the remaining 90% beyond 2005. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk-free real interest rates. The downward revision of the previous estimate results from the use of a more detailed method to estimate the amount and timing of future liabilities.

Other Provisions

Other provisions are made for contractual obligations and legal disputes.

17. Trade and other payables

	2000	1999
	HUF millions	HUF millions
Trade payables	93,670	77,226
Taxes, contributions payable	26,529	28,205
Custom fees payable	9,730	7,901
Bank interest payable	5,043	3,693
Deferred income	2,181	557
Subsidies	1,538	4,201
Amounts due to employees	702	626
Advances from customers	552	678
Other	15,032	10,128
Total	**154,977**	**133,215**

Trade payables include items due to associated companies of HUF 32,097 million and HUF 16,734 million as of 31 December 2000 and 1999, respectively.

18. Short-term debt

	2000	1999
	HUF millions	HUF millions
Unsecured bank loans in HUF	7,424	1,745
Secured non-bank loans in USD	205	-
Total	**7,629**	**1,745**

19. Net sales by geographical area

	2000	1999
	HUF millions	HUF millions
Hungary	811,149	604,456
Austria	80,112	47,687
Romania	14,858	14,050
Slovakia	6,975	6,280
Rest of Europe	106,690	59,448
Rest of the World	5,584	10,727
Total	**1,025,368**	**742,648**

20. Other operating income

	2000	1999
	HUF millions	HUF millions
Gain on sales of intangibles, property, plant and equipment	6,101	438
Proceeds from damages	1,300	483
Late payment interest income	1,273	883
Reversal of impairment	1,234	-
Provision for and write-off of bad debts, net	1,134	-
Other provision used during the year	592	-
Other	4,288	4,948
Total	**15,922**	**6,752**

Divestiture

In 2000 two major sales contracts were concluded, both affecting our International Exploration portfolio, as part of the divestiture program adopted in late 1999. The assets of MOL Tunisia Ltd. were sold in two phases. First ETAP, the Tunisian State Oil Company, exercised its option to acquire approximately 55% of the project for HUF 5.8 billion. Subsequently the remaining portion and the receivable that arose in respect of the ETAP transaction were sold for HUF 4.8 billion. The total result of the sale is a HUF 2.9 billion gain. The sale, which has received the approval of the Tunisian authorities is effective from 1 April 2000.

In September 2000, the Company sold its 20% interest in the Egyptian North offshore Idku Block, represented by MOL Nile Ltd., for USD 10 million, giving rise to a HUF 1.8 billion gain. The sale has received the official approval of the Egyptian authorities. Revenues resulting from both transactions are recognised in the 2000 statement of operations. The amounts receivable are presented as Other Current Assets in the accompanying consolidated balance sheet.

21. Personnel expenses

	2000	1999
	HUF millions	HUF millions
Wages and salaries	40,166	37,280
Social security	15,238	14,486
Other personnel expenses	8,282	11,852
Total	**63,686**	**63,618**

In 2000 personnel expenses include HUF 1,444 million (1999 HUF 371 million) of redundancy cost for which no provision had previously been made, as well as the HUF 934 million cost of a one-off payment made to approximately 400 accounting staff transferred on 28 December 2000 to Accenture Kft., which company will in future provide accounting services to the Group on an outsourced basis.

22. Other operating expenses

	2000	1999
	HUF millions	HUF millions
Fee for storage of strategic inventory (KKKSZ)	17,158	13,306
Mining royalties	11,853	10,064
Rental costs	7,891	8,116
Taxes and contributions	7,735	9,323
Other external services	5,580	5,624
Provision for redundancy costs	5,147	8,535
Consultancy fees	3,743	3,728
Advertising expenses	2,256	2,049
Environmental levy	1,673	1,771
Site security costs	1,658	1,672
Environmental provision	1,640	8,497
Cleaning costs	1,630	1,656
Insurance	1,393	1,381
Bank charges	1,161	808
Other provisions	487	978
Donations given	62	83
Change in Provision for Field Operation Suspension Liabilities	(5,552)	-
Provision for and write-off of bad debts, net	-	4,139
Other	7,205	4,085
Total	**72,720**	**85,815**

23. Financial expense, net

	2000	1999
	HUF millions	HUF millions
Interest received	4,527	7,172
Dividends received	936	1,776
Gain on sales of investments	3,993	119
Other financial income	1,598	1,178
Total financial income	**11,054**	**10,245**
Interest on borrowings	14,805	14,043
Foreign exchange losses on borrowings	11,246	10,456
Interest on provisions	5,921	5,188
Write-off of investments	464	2,411
Other financial expenses	997	424
Total financial expenses	**33,433**	**32,522**
Total financial expense, net	**22,379**	**22,277**

Of the gain of HUF 3,993 million from sale of investments HUF 3,906 arises from the sale in November 2000 of a 6.4% share in TVK Rt.

24. Income taxes

Total applicable income taxes reported in the accompanying consolidated financial statements for the years ended 31 December 2000 and 1999 include the following components:

	2000	1999
	HUF millions	HUF millions
Current income taxes	3,316	5,360
Deferred income taxes	8	(5,786)
Total income tax expense/(benefit)	**3,324**	**(426)**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary is 18% both in both 2000 and 1999. The Group's current income tax is determined on the basis of taxable statutory profit of the individual companies comprising the group. MOL Rt. is entitled to a 70% corporate income tax holiday for its taxable profit of the years 2000 and 1999, as a result of having made certain investments in manufacturing assets. The 70% tax holiday is expected to be available until 2002.

A 20% dividend tax, subject to reduction by applicable double taxation treaties, is levied on the recipient in respect of dividends, payable to a foreign legal entity. In the event of payment to domestic or foreign individuals, a personal income tax liability of 20% arises. In both cases the tax is deducted at the source. The deferred tax balance as of 31 December 2000 and 1999 in the accompanying consolidated balance sheets consist of the following items, analysed by the basis for deferred tax differences:

	2000	1999
	HUF millions	HUF millions
Depreciation, depletion and amortisation	35,531	27,201
Unrealised gains on intergroup transfers	13,157	12,154
Capitalisation of certain borrowing costs	(14,285)	(9,360)
Differences in accounting for domestic oil and gas exploration and development	(10,364)	(10,738)
Provision for environmental liabilities	21,751	19,502
Field operation suspension liabilities	18,916	22,792
Other provisions	12,449	16,471
Foreign exchange differences	14,957	9,220
Losses of subsidiaries	29,355	22,246
Less: allowance for non-recoverability of losses of subsidiaries	(29,355)	(8,230)
Write off of purchased natural gas	17,872	–
Other	1,244	2,471
Total	111,228	103,729
Deferred tax assets	**13,171**	**12,936**

A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	2000	1999
	HUF millions	HUF millions
Profit before tax per accompanying consolidated statement of operations	22,649	34,487
Tax at the applicable tax rate of 18%	4,077	6,208
Tax holiday available to MOL Rt.	(4,614)	(9,635)
Revaluation of deferred tax asset due to tax holiday	(582)	2,581
Impact of changes in Hungarian tax legislation	(2,877)	–
Adjustment to the period of realisation	1,323	(1,952)
Losses of subsidiaries not recognised as an asset	5,493	1,481
Differences not expected to reverse	78	1,253
Other	426	(362)
Total income tax expense	**3,324**	**(426)**

25. Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period. There were not any significant items in 2000 or 1999 that would dilute the earnings per share.

	Income	Weighted average number of shares	Earnings per share
	HUF millions		HUF
Basic and diluted Earnings per share 1999	35,417	97,838,648	362
Basic and diluted Earnings per share 2000	20,240	98,036,511	206

26. Financial instruments

On-balance Sheet Financial Instruments

Financial instruments in the balance sheet include, investments, securities, trade receivables, cash and cash equivalents, short-term and long-term debt. The estimated fair values of these instruments approximate their carrying amounts. The Company holds various call options for the purchase, at prices dependent on the exercise date, of shares in TVK Rt. representing in total 17.2% of that company's share capital. These options expire between April and November 2002. The Company has issued put options in respect of the same number of shares to the same parties, which are exercisable subsequent to the call option period. The option fee has been amortized to the consolidated statement of operations over the life of the options. The unamortized portion, net of the corresponding liability as of 31 December 2000 represents a net liability of HUF 130 million presented among Trade and Other Payables in the accompanying consolidated balance sheet. The amount charged to the 2000 statement of operations is HUF 443 million.

Off-balance Sheet Financial Instruments

The fair value of derivatives generally reflects the estimated amounts that the Company would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealised gains or losses of open contracts. The fair value of derivatives is based upon marked to market valuations. The Group is exposed to risks arising from changes in interest rates, exchange rates and commodity prices. As a matter of policy, deriv ative instruments are only used in connection with physical transactions, as a means of managing the related risks. The Company through its Financial Risk Management Department undertakes price risk management through a variety of financial and other instruments including swap agreements which require payments to or receipt of payments from counterparties based on the differential between a fixed and variable price for the commodity.

Interest Rate Risk

Interest rate swaps allow the Company to adjust floating rate borrowings into fixed rates. The interest payable or receivable under the swap terms is accrued and recorded as an adjustment to the income or expense on the designated liability.

As of 31 December 2000 the Group has three interest rate swap contracts at a total notional amount of USD 116.2 million. The contracts expire in 2003, 2004 and 2008. The fair value of these contracts as of 31 December 2000 is HUF 551 million net liability.

As of 31 December 1999 the Group has three interest rate swap contracts at a total notional amount of USD 120.7 million expiring in 2003, 2004 and 2008. The fair value of these interest rate swap contracts as of 31 December 1999 was HUF 513 million net receivable.

Commodity Price Risk

The Company buys and sells crude oil, natural gas and oil products and uses commodity swaps and options in the management of price risks. In addition the Company uses commodity swaps and options to hedge the price risk on underlying business transactions. The Company however does not hedge price risks associated with natural gas purchases during 2000 and 1999, because the price regulation of natural gas is designed to pass price risk onto the customers.

Over-the counter market swaps are primarily used to minimise commodity price volatility.

As of 31 December 2000 the Company has crude oil price swap contracts expiring in 2001. The fair value of these contracts as of 31 December 2000 is HUF 96 million net liability.

As of 31 December 1999 the Company had refinery margin and crude oil price swap contracts expiring in 2000. The fair value of the refinery margin contract was HUF 421.3 million net liability and that of the crude oil price swap contract was HUF 57.3 million net receivable.

Foreign Exchange Conversion Risk

The Group has concluded foreign exchange forward contracts to cover foreign exchange risk arising from future settlement of liabilities denominated in foreign currencies (e.g. crude oil invoices).The Group has concluded foreign exchange conversion hedge deals for repayment of certain of the long-term loans due in May 2001.

As of 31 December 2000, the fair market value of hedging contracts on foreign exchange conversion risk was HUF 1 million net receivables, and there were no open positions for foreign exchange forward contracts.

As of 31 December 1999, there were no open positions for foreign exchange conversion risk.

27. Commitments and contingent liabilities

Pension Commitments

Apart from an obligation to pay pensions up to the normal retirement date of staff who have taken early retirement, for which full provision has been made (See Note 16), the Company has no pension related liabilities.

Guarantees Given

Guarantees undertaken to parties outside the Group amount to HUF 1,040 million, consisting mainly of guarantees granted by Olajterv Rt. to various local governments. In addition, MOL Rt. has provided guarantees in respect of four foreign subsidiaries under exploration concession agreements. In accordance with international industry practice these liabilities are unlimited.

Capital Commitments

As of 31 December 2000 the total value of capital commitments is HUF 9,817 million, of which HUF 4,434 million relates to international exploration projects and HUF 5,383 million arising from obligations to purchase property, plant and equipment and intangible assets.

Gas Purchase Obligations, Take or Pay and Ship or Pay Contracts

The Company has concluded gas purchase contracts with gas suppliers Panrusgas, Ruhrgas, O&G Ltd., Eurobridge and Gas de France to ensure the maximum safety of its long-term gas supply to customers. Based on those contracts 183.5 billion cubic meters of natural gas (contracted quantity 2001-2015, on 15 C - from which 154.4 bcm under take-or-pay commitment) worth approximately HUF 7,002 billion (of which HUF 5,914 billion is subject to take-or-pay commitment) will be purchased during the period ending 2016. The Company has entered in 2000 into a ship or pay natural gas transmission agreement with OMV under which it can utilise the HAG pipeline until 2016. The Company's obligation is HUF 44,350 million for this 16-year period.

Transit

The Company entered a long-term natural ship or pay gas transit contract with NIS in 1998 according to which MOL is obliged to allow the transmission of 68.1 billion cubic meters of natural gas through its pipeline network in the period of 2001-2018. Due to the sanctions against Yugoslavia imposed by the United Nations, this contract is not operational but is expected to be re-enacted from 1 April 2001. Due to the suspension of the contract the gas transit is currently arranged by other contractual means. Another ship or pay transit agreement has been concluded with Bosnian Energoinvest/BH-GAS. Under this contract 8.1 billion cubic meters of natural gas should be transmitted in the 2001-2018 period.

Selling Obligations

Supply contracts worth HUF 5,866 billion (135.7 billion cubic meters) have been concluded for the period ending 2020. The major part covers the needs of local gas distributing companies serving the community and local industries.

Leases, rentals

The Group has total lease and rental obligations of HUF 7,944 million of which 2,651 million becomes payable in 2001, HUF 4,486 million in the period 2002-2006, and HUF 807 million thereafter. The most significant items relate to domestic exploration activities.

Litigation

The Group is a party to a number of civil actions arising in the ordinary course of business. The total value of cases where the Group acts as defendant is HUF 17.3 billion for which HUF 337 million provision has been made, representing management best estimate of ultimate outcome of such proceedings. The most significant litigation in which the Company is a defendant is the civil suit started by Milford Holding Ltd. for the ownership of certain shares in TVK Rt. The aggregate value of the action is HUF 15 billion. However, the Company is only one of the defendants, therefore the potential liability is far below this sum.

28. Notes to the consolidated statements of cash flows

a) Analysis of net outflow of cash in respect of purchase of subsidiary undertakings	2000	1999
	HUF millions	HUF millions
Cash at bank or on hand acquired	–	59
Cash consideration	–	(1,664)
Net outflow of cash in respect of purchase of subsidiary undertakings	**-**	**(1,605)**

Analysis of net (outflow)/inflow of cash in respect of purchase of subsidiary undertakings	2000	1999
	HUF millions	HUF millions
Intangible assets	–	932
Property, plant and equipment	–	525
Investments	–	4
Inventories	–	17
Trade receivables	–	112
Other current assets	–	153
Cash	–	59
Trade and other payables	–	(138)
Purchase of subsidiary undertakings	**-**	**1,664**

b) Increase in long-term debt	2000	1999
	HUF millions	HUF millions
Increase in long-term debt	184,900	68,518
Non cash-flow element: unrealised exchange loss	(15,400)	(18,417)
Total issuance of long-term debt	**169,500**	**50,101**

29. Segmental information

2000	Net sales	Profit/(loss) from operations	Property, plant equipment and intangibles acquired	Depreciation depletion, amortisation and impairment	Property, plant and equipment net
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Exploration and Production	4,644	95,472	13,262	19,906	87,742
Gas and Power	235,167	(117,458)	16,046	9,277	108,976
Refining and Marketing	754,435	86,283	45,202	24,333	220,230
Corporate and other	31,122	(22,294)	1,907	6,161	26,128
Total 2000	**1,025,368**	**42,003**	**76,417**	**59,677**	**443,076**

Net external sales revenues include only sales to third parties outside the Group. Total intersegment sales of Exploration and Production, Gas and Power, Refining and Marketing and Corporate and other segments in 2000 were HUF 208,850 million, HUF 18,639 million, HUF 117,702 million and HUF 15,219 million, respectively. Operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to Gas and Power. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of domestically produced natural gas, the transfer price is limited to the regulated wholesale selling price, adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in 2000.
Loss from operations of the Gas and Power segment includes HUF 5,563 million expenses due to the Pusztaszőlős gas eruption.

1999	Net sales	Profit/(loss) from operations	Property, plant equipment and intangibles acquired	Depreciation depletion, amortisation and impairment	Property, plant and equipment net
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Exploration and Production	6,121	22,861	17,546	20,230	87,301
Gas and Power	225,669	12,261	21,823	8,936	102,914
Refining and Marketing	486,928	37,855	55,520	25,706	206,424
Corporate and other	23,930	(16,937)	7,756	6,235	29,382
Total 1999	**742,648**	**56,040**	**102,645**	**61,107**	**426,021**

The total intersegment sales Exploration and Production, Gas and Power, Refining and Marketing and Corporate and other segments in 1999 were HUF 126,781 million, HUF 12,958 and HUF 112,630 million and HUF 18,581 million, respectively.

30. Reconciliation between HAS unconsolidated financial statements and IAS consolidated financial statements

	Share capital	Reserves	Net income	Total equity
	HUF millions	HUF millions	HUF millions	HUF millions
31 December 1999 – HAS	**98,400**	**255,164**	**31,574**	**385,138**
Effect of IAS consolidation	–	1,642	(2,080)	(438)
Minority interest under IAS	–	(6,289)	27	(6,262)
IAS adjustments:				
- Reversal of unapproved dividend	–	–	5,386	5,386
- Deferred taxation	–	8,369	6,991	15,360
- Depreciation on oil and gas assets	–	6,891	(510)	6,381
- Additional inventory provision	–	(1,667)	1,667	–
- Provision for environmental liabilities	–	(10,909)	(8,592)	(19,501)
- Provision for field operation suspension liabilities	–	(17,947)	(3,145)	(21,092)
- Repurchase of treasury shares	(489)	(2,022)	(345)	(2,856)
- Conversion to successful efforts method of accounting	–	(6,089)	3,280	(2,809)
- Capitalisation of borrowing cost	–	3,323	6,269	9,592
- Impairment on downstream assets	–	–	(2,408)	(2,408)
- Impairment on foreign upstream assets	–	–	(1,569)	(1,569)
- Impairment of Tunisian production assets	–	–	(1,597)	(1,597)
- Provision for foreign operation exit costs	–	–	(505)	(505)
- Revaluation of monetary items	–	–	1,534	1,534
- Other	–	(78)	(560)	(638)
31 December 1999 – IAS	**97,911**	**230,388**	**35,417**	**363,716**
31 December 2000 – HAS	**98,400**	**286,626**	**4,848**	**389,874**
Effect of IAS consolidation	–	(325)	6,824	6,499
Minority interest under IAS	–	(6,262)	915	(5,347)
IAS adjustments:				
- Deferred taxation	–	15,360	(27)	15,333
- Depreciation on oil and gas assets	–	6,381	(732)	5,649
- Provision for environmental liabilities	–	(19,501)	(2,249)	(21,750)
- Provision for field operation suspension liabilities	–	(21,092)	2,176	(18,916)
- Repurchase of treasury shares	(287)	(1,327)	202	(1,412)
- Conversion to successful efforts method of accounting	–	(2,809)	1,101	(1,708)
- Capitalisation of borrowing cost	–	9,592	4,374	13,966
- Impairment on upstream assets	–	–	(422)	(422)
- Impairment on downstream assets	–	(2,408)	977	(1,431)
- Impairment on foreign upstream assets	–	(1,569)	46	(1,523)
- Reversal of impairment of Tunisian production assets	–	(1,597)	1,597	–
- Provision for foreign operation exit costs		(505)	505	–
- Revaluation of monetary items	–	1,534	357	1,891
- Write off of TVK options	–	–	(443)	(443)
- Other	–	(638)	191	(447)
31 December 2000 – IAS	**98,113**	**261,460**	**20,240**	**379,813**

Principal differences between accounting principles under HAS and IAS

The Hungarian Law on Accounting came into force on 1 January 1992 and has been subject to minor modifications since that date. The accounting principles imposed by the law are based on the EU's 4th, 7th and 8th Directives. However, they differ in certain respects from IAS. The major relevant differences are as follows:

i) Provisions
Under IAS, provision is recognised when an enterprise has a present obligation as a result of a past event, the amount of which can be estimated reliably. Additional provisions required are those related to environmental liabilities and oil and gas specific differences. HAS limits the establishment of provision to those intended to cover doubtful receivables, guarantee obligations imposed by law and certain planned redundancy payments. Such provisions are not mandatory.

ii) Deferred taxation
IAS requires the recognition of a deferred tax asset or liability for all taxable temporary differences which will result in taxable amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. HAS does not recognise the concept of deferred taxation.

iii) Capitalisation of borrowing costs
IAS allows to capitalisation of borrowing costs directly attributable to the acquisition or construction of an asset. Borrowing costs may include exchange differences to the extent that they substitute interest. HAS requires the capitalisation of interest on borrowings relating to qualifying assets, but not exchange rate differences.

iv) Impairment
Under IAS an enterprise should assess at each balance sheet date whether there is any indication that an asset may be impaired. If such indication exists the recoverable amount should be estimated, and if necessary, an impairment loss should be recognised. Under HAS the enterprise is allowed to account for an impairment loss in case the asset became obsolete or scrap.

v) Foreign exchange accounting
Under IAS, monetary assets and liabilities denominated in foreign currency need to be valued at year end exchange rate. HAS does not allow the recognition of unrealised foreign exchange gains. However, HAS allows the deferral unrealised foreign exchange losses on construction loans.

vi) Depreciation of production assets
Under IAS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field. Prior to 31 December 1996 MOL Rt. depreciated production assets on a straight-line basis over the estimated useful life of the assets.

vii) Field operation suspension liabilities
Under IAS, a provision is made for the present value of the estimated future costs of abandonment of oil and gas production facilities. HAS does not allow the recognition of such a liability.

The above summary relates to the position as at and for the year ended 31 December 2000. A substantially revised Hungarian Law on Accounting (2000/C) came into effect on 1 January 2001, which eliminates certain of the differences described above.

Efficiency



Historical Summary Financial Information (IAS)

Consolidated Income Statements for the Years Ended 31 December

	1996	1997	1998	1999	2000
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Net sales and other operating revenues	**507,850**	**642,881**	**640,091**	**749,400**	**1,041,290**
Total operating expenses	481,165	589,948	568,079	693,360	999,287
Operating profit	32,242	50,007	72,356	56,040	42,003
Net income	**22,691**	**30,565**	**54,168**	**35,417**	**20,240**

Consolidated Balance Sheets as at 31 December

	1996	1997	1998	1999	2000
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Non-current assets	287,289	331,052	403,413	485,438	614,692
Current assets	156,224	203,632	214,402	257,445	317,936
Total assets	**443,513**	**534,684**	**617,815**	**742,883**	**932,628**
Shareholders' equity	241,285	264,076	307,046	363,716	379,813
Minority interest	3,085	5,718	6,289	6,262	5,672
Non-current liabilities	100,525	144,173	195,334	216,863	327,156
Current liabilities	98,618	120,717	109,146	156,042	219,987
Total liabilities and shareholders' equity	**443,513**	**534,684**	**617,815**	**742,883**	**932,628**

Consolidated Statements of Cash Flows for the Years Ended 31 December

	1996	1997	1998	1999	2000
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Net cash provided by operating activities	**62,212**	**68,795**	**98,954**	**142,912**	**49,376**
Net cash used in investing activities	(51,286)	(80,462)	(112,586)	(115,992)	(170,616)
Net cash provided/(used) by financing activities	(10,197)	16,413	13,612	(18,163)	114,063
Net (decrease)/increase in cash	**729**	**4,746**	**(20)**	**8,757**	**(7,177)**

The above information is extracted from the published financial statements and does not reflect the effect of any subsequent restatements.

Key Group Operating Data 1996-2000

Net proved developed and undeveloped reserves

	Natural gas		Crude oil		Combined	
	MCM	Bcf	Kt	million bbl	ktoe	million boe
Major domestic fields and remaining other properties						
31 December 1996	**42,704**	**1,508**	**7,994**	**58.4**	**42,424**	**309.7**
Revision of previous estimates	584	21	285	2.1	756	5.6
Extension and discoveries			1,236	9.0	1,236	9.0
Production	-3,785	-134	-1,168	-8.5	-4,220	-30.9
Purchase/sale of minerals in place						
31 December 1997	**39,503**	**1,395**	**8,347**	**60.9**	**40,196**	**293.4**
Revision of previous estimates	-1,761	-62	-1,140	-8.3	-2,560	-18.7
Extension and discoveries	1,384	49	592	4.3	1,708	12.5
Production	-3,682	-130	-1,131	-8.3	-4,100	-29.9
Purchase/sale of minerals in place	-	-	-	-	-	-
31 December 1998	**35,444**	**1,252**	**6,688**	**48.7**	**35,244**	**257.3**
Revision of previous estimates	-2,416	-85	2,574	18.7	3,897	28.4
Extension and discoveries	214	8	553	4.0	745	5.4
Production	-3,158	-112	-1,132	-8.2	-3,989	-29.1
Purchase/sale of minerals in place	0	0	0	0.0	0	0
31 December 1999	**30,083**	**1,063**	**8,683**	**63.2**	**35,897**	**262.0**
Revision of previous estimates	1,659	58	103	3.1	700	14.3
Extension and discoveries	3,438	122	1,734	13.1	5,387	40.7
Production	-2,965	-105	-1,041	-7.9	-3,651	-27.6
Purchase/sale of minerals in place	0	0	0	0	0	0
31 December 2000	**32,215**	**1,138**	**9,479**	**71.6**	**38,333**	**289.4**
Foreign reserves (Tunisia)						
December 31, 1998	1,038	36	1,731	12.6	2,568	18.7
Revision of previous estimates	-852	-29	-1,420	-10.4	-2,063	-14.7
Extension and discoveries	0	0	0	0.0	0	0
Production	-22	-1	-36	-0.3	-59	-0.5
Purchase/sale of minerals in place	0	0	0	0.0	0	0
31 December 1999	**164**	**6**	**275**	**2.0**	**446**	**3.5**
Revision of previous estimates						
Extension and discoveries						
Production	-2.5	-0.1	-4.0	0.0	-6.6	0.0
Purchase/sale of minerals in place	-161.5	-5.9	-271.0	-2.0	-439.4	-3.5
31 December 2000	**0**	**0**	**0**	**0**	**0**	**0**
Total (domestic+foreign) hydrocarbon reserves as of 31 Dec 1998	**36,482**	**1,288**	**8,419**	**61.3**	**37,812**	**276.0**
Total (domestic+foreign) hydrocarbon reserves as of 31 Dec 1999	**30,247**	**1,069**	**8,958**	**65.2**	**36,343**	**265.5**
Total (domestic+foreign) hydrocarbon reserves as of 31 Dec 2000	**32,215**	**1,138**	**9,479**	**71.6**	**38,333**	**289.4**

Average production costs

	1996	1997	1998	1999	2000
Crude oil					
USD/Bbl	5.24	5.78	6.00	5.84	5.09
Natural gas					
USD/MMcf	417.8	436.6	444.9	462.7	421.7

Exploration data

	1996	1997	1998	1999	2000
Wells tested	**35**	**33**	**43 (3)**	**38(4)**	**16 (2)**
of which exploration wells (of which foreign)	20	16	16 (3)	17(3)	7(2)
crude oil (of which foreign)	2	5	5 (1)	3(0)	1(0)
natural gas (of which foreign)	6	2	2 (0)	2(1)	0(0)
dry well (of which foreign)	12	9	9 (2)	12(2)	6(2)
of which development wells (of which foreign)	15	17	27 (0)	21(1)	9(0)
crude oil (of which foreign)	4	12	14 (0)	11(0)	1(0)
natural gas (of which foreign)	11	5	12 (0)	8(0)	8(0)
dry well (of which foreign)	–	–	1 (0)	2(1)	0(0)

Hydrocarbon production (gross figures), kt

	1996	1997	1998	1999	2000
Crude oil	1,477	1,360	1,258	1,243	1,136
Condensates	438	388	357	282	279
LPG	172	167	158	192	201
Other gas products	106	100	90	39	45

Natural gas sales, million m³

	1996	1997	1998	1999	2000
Domestic production (net dry)	4,663	4,365	3,872	3,396	3,189
Imported gas	8,947	8,080	8,728	9,014	9,047
Change in storage	-765	-247	-367	-44	-126
of which domestic	-142	-14	-45	10	-102
of which import	-623	-233	-322	-54	-24
Total sources	**12,845**	**12,198**	**12,233**	**12,366**	**12,110**
Sales to gas distribution companies	9,318	9,094	8,954	9,112	8,739
Sales to power sector	1,784	1,496	1,900	1,973	1,687
Sales to industrial and other users	1,263	1,226	1,055	948	1,202
Losses and own consumption	480	382	324	333	482
Total sales and losses	**12,845**	**12,198**	**12,233**	**12,366**	**12,110**

LPG, kt

	1996	1997	1998	1999	2000
Domestic sales	332	290	272	279	270.5
Export sales	9	14	52	103	73.4
Total sales	341	304	324	382	343.9

Natural gas prices, HUF/m³

	1996	1997	1998	1999	2000
Average import price	14.4	20.4	18.3	15.9	33.7
Average MOL selling price	10.9	16.6	19.3	18.8	20.5
Wholesale price to GDCs	10.9	16.5	19.3	18.9	20.2
Wholesale price to industry/power	11.0	16.6	19.1	18.5	20.9

Natural gas closing inventory in storage (mobile), million m³

	1996	1997	1998	1999	2000
Domestic	418.5	445.0	489.3	462.3	555.1
Imported	1,502.3	1,621.8	1,860.6	1,844.5	1,843.3
Total	1,920.8	2,066.8	2,349.9	2,306.8	2,398.4

Crude oil processing, kt

	1996	1997	1998	1999	2000
Domestic crude oil	1,451	1,335	1,208	1,200	1,091
Imported crude oil	5,070	5,362	5,627	5,774	5,710
Total crude oil processing	**6,521**	**6,697**	**6,835**	**6,974**	**6,801**
Condensates processing	437	363	340	287	274
Other feedstock	614	577	795	631	699
Total throughput	**7,572**	**7,637**	**7,970**	**7,892**	**7,774**
Contract and joint processing	214	281	280	0	0
Average distillation capacity used (%)	**65**	**66**	**69**	**63**	**62**

Crude oil product sales, kt

	1996	1997	1998	1999*	2000*
Domestic sales	**5,213**	**5,359**	**5,528**	**5,404**	**5,339**
Gas and heating oils	1,478	1,566	1,661	1,617	1,777
Motor gasolines	1,077	1,157	1,211	1,202	1,147
Fuel oils	1,354	1,309	1,318	1,254	1,063
Special gasolines, other gasolines and naphtha	700	737	787	790	820
Bitumen	224	232	238	226	219
Lubricants	74	63	47	38	37
Other products	306	295	266	277	276
Export sales	**1,935**	**1,794**	**1,805**	**1,944**	**1,921**
Gas and heating oils	989	830	861	971	837
Gasolines	361	411	391	460	421
Lubricants	103	85	94	81	89
Bitumen	86	99	113	95	126
Other products	396	369	346	337	448
Total crude oil product sales	**7,148**	**7,153**	**7,333**	**7,347**	**7,260**

*please note that 1999 and 2000 represent MOL Group figures

Average, full-time headcount

	1996	1997	1998	1999	2000
Exploration and Production	5,815	4,295	4,001	3,970	2,415
Refining and Marketing	9,193	6,991	7,168	7,172	7,318
Gas and Power					143
Corporate Services	–	2,715	2,411	2,115	1,512
Headquarters and other	635	343	381	387	554
MOL Rt. total	**15,643**	**14,344**	**13,961**	**13,642**	**11,942**
Subsidiaries	4,297	5,676	6,179	6,842	6,074
MOL Group	**19,940**	**20,020**	**20,140**	**20,484**	**18,016**

Closing headcount

	1998	1999	2000
MOL Rt.	14,048	12,585	10,796
Subsidiaries	6,418	6,336	5,761
MOL Group	**20,466**	**18,921**	**16,557**

Glossary

Average production cost
Total cost of lifting, gathering and processing of crude oil and natural gas.

Boe (barrel of crude oil equivalent)
Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel
Barrel is the key imperial measure used in the oil industry, one tonne is equivalent to approximately 7.3 barrels of crude oil.

Brent type crude oil
Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Condensates
General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant
Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Distillation capacity utilisation
The utilisation of the primary distillation capacity of a refinery.

Downstream
Refining and Marketing Segment.

Dry well
An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce crude oil or natural gas.

Enhanced oil recovery
Processes/technologies that can be used to recover more oil relative to the primary and secondary methods.

Field development
Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production
Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

HEO
Hungarian Energy Office.

Horizontal drilling
Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association (MÁSZ)
Association of the most important Hungarian crude oil product trading companies.

KKKSz
Crude Oil and Crude Oil Products Stockpiling Association responsible for the strategic stockpiling of crude oil and crude oil products in Hungary.

MCF
Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MOL filling station operated in franchise
A filling station displaying the MOL logo and offering MOLs product range, but not owned by MOL Rt.

Natural gas liquids
Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production
Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates.

Net production

Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Proved developed non-producing reserve

Reserves that can be extracted from existing wells during the period of time available, but where, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve

The reserve that can be extracted from existing wells during the period of time available for production.

Proved reserve

Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve

Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Production Sharing Agreement (PSA)

agreement for sharing the production of an oil field or a gas field among the State and the Investors.

Refining cover

Total refining capacity divided by total volumes of product sold.

Reserve

Estimated volume of crude oil, condesate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a given point in time under the actual economic circumstances and Government regulation.

Residue upgrading

To transform residues (heavy fuel oil) into more valuable white products.

Royalty

By virtue of prevailing international practice and the Mining Act, the Government of Hungary stipulates the payment of a royalty on most of the crude oil and natural gas extracted. The royalty rate is currently 12% (since 1 January 1998).

Russian export blend

(API degree: 32.5, sulphur content: 1.25%) Mix of Russian crude oils whose quoted price is considered as a benchmark in the international crude oil markets.

Toe (tonne of crude oil equivalent)

Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. As a rule, 1200 Nm^3 gas is equivalent to 1 toe.

Upstream

Exploration and Production Segment.

White products

Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, higher value products).

FINANCIAL TERMS

GDR

Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

Cash Flow at Risk (CF@R)

Methodology to measure the risks of the company. It takes into account the exposures and the volatilities of the different businesses within the MOL portfolio.

Earnings before interest, tax, depreciation and amortisation (EBITDA)

Operating profit plus depreciation and amortisation.

EBITDA margin

Ratio of EBITDA divided by net sales revenues.

Gearing

Ratio of net debt to net debt plus equity.

International Swap Dealers Association (ISDA)

The ISDA Master Agreement is a general agreement between counterparties to provide legal assistance with regards to derivative transactions.

Market capitalisation

Number of shares (issued share capital) multiplied by the actual stock market price.

Return On Average Capital Employed (RoACE)

Operating profit divided by average capital employed (total assets – (long term financial investments + investment in process + short-term investments and cash + total current liabilities) + short term debt).

Net income

Profit after taxation after the Groups share of associated companies and the deduction of profits due to minority interest.

Shareholder's return

Return resulting from the movements of the share price and the amount of dividend paid.

Return on Equity (ROE)

Net income divided by shareholders equity.

Operating cash flow

Net cash provided by operating activities to be used for investment activities, interest payments and dividend payments to shareholders.

Organisational Structure of MOL



Corporate and Shareholder Information

Date of foundation of MOL Rt.: 1 October 1991. Registered by the Budapest Court of Justice acting as Court of Registration on 10 June 1992 with effect as of 1 October 1991, under file number 01-10-041683.

Legal predecessor: Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted at the EGM held on 20 October 2000: Access to the Articles of Association can be requested from the Company.

Registered share capital: 98,400,000 registered class A ordinary shares with a par value of HUF 1,000 each and 1 registered class B preferred share with a par value of HUF 1,000 with special preferential rights attached.

Ownership Structure:

	31 December 1999		31 December 2000	
	Number of shares	%	Number of shares	%
Foreign investors	50,085,611	50.9%	51,999,418	52.8%
ÁPV Rt.	24,600,002	25.0%	24,600,002	25.0%
Hungarian private and institutional investors	2,883,117	2.9%	5,294,413	5.4%
Depositories	18,076,077	18.4%	16,094,736	16.4%
MOL Rt. (treasury shares)	480,402	0.5%	283,496	0.3%
Unregistered	2,274,792	2.3%	127,936	0.1%

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes also listed by transaction. Magyar Tőkepiac can be contacted at the following address: H-1037 Budapest, Bojtár u. 64-66. Indicative bid and ask prices of MOL's GDRs on SEAQ International can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB. The following table shows trading data on MOL shares and GDRs for each quarter of 2000.

Period	BSE volume	BSE closing price	SEAQ volume	SEAQ closing price
	(number of shares)	(HUF/share)	(number of GDRs)	(US$/GDR)
1st quarter	74,323,548	5,220	28,163,075	19.37
2nd quarter	35,287,450	3,755	21,212,887	13.85
3rd quarter	32,119,978	4,900	18,020,397	16.45
4th quarter	34,240,822	4,770	24,768,018	16.67

Treasury shares

Resolution No. 10 of the Extraordinary General Meeting held on 19 July 1999 gives authorisation to the Board of Directors for the purchase of MOL shares as follows:

- the authorisation shall be valid for 5 years;
- the total nominal value of all treasury shares held by the Company may not at any given time exceed 10 per cent of the share capital;
- the shares shall be purchased by the Company at prices reflecting prevailing stock market prices on the day of the transactions;
- the Board of Directors shall report any transactions as well as the use of the purchased own shares at the first subsequent general meeting. The Board of Directors shall also take into consideration the conditions contained in the present resolution, the provisions of the Company Act and of the Securities Act, as well as the compliance with the reporting obligations contained in relevant stock exchange regulations.

The objectives were:

- an expected increased role of share-based incentive schemes in order to harmonise more fully the interests of shareholders and management;
- adding a new potential measure to optimise the capital structure through the re-purchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased);
- the facilitation of the implementation of potentially attractive equity-related and hybrid financing instruments.

As of 1 January 2000, MOL owned 480,402 MOL shares, though this number fell to 283,496 shares by the end of the year. The decrease was due to the following transactions:

Legal title of dotation:	Pieces of shares
Number of MOL shares on 1 January 2000	480,402
Share dotation to employees as in kind contributions	(157,339)
Share buyback from employees related to in kind contributions	76,157
Shares distributed as executive bonus	(98,077)
Shares distributed as short term incentive	(1,424)
Share dotation related to the outsourcing of Financial Accounting Services Unit	(100,042)
Share buyback related to the outsourcing of Financial Accounting Services Unit	88,778
Share dotation as option	(4,959)
Number of MOL shares as of 31 December 2000	**283,496**

Shares Held by Directors and Officers

In 2000, the total remuneration of the Supervisory Board amounted to HUF 21.4 million. The table below shows the number of MOL shares held by the members of the Board of Directors, the Supervisory Board and Senior Management as of 31 December 2000.

Name	Position	Number of shares held
Zsolt Hernádi	Chairman of the Board of Directors	-
Miklós Andrási	Member of the Board of Directors	-
Laszlo R. Czirjak	Member of the Board of Directors	4,000
Dr Sándor Csányi	Member of the Board of Directors	-
Dr Miklós Dobák	Member of the Board of Directors	859
Dr Gábor Horváth	Member of the Board of Directors	-
Dr Ákos Macher	Member of the Board of Directors	-
Sándor Méhes	Member of the Board of Directors	-
Iain Paterson	Member of the Board of Directors	-
Dr János Lukács	Chairman of the Supervisory Board	290
Dr Péter Hartmann	Member of the Supervisory Board	-
Zsolt Incze	Member of the Supervisory Board	-
Dr Ferenc Kovács	Member of the Supervisory Board	715
József Kudela	Member of the Supervisory Board	37
Dr Sándor Lámfalussy	Member of the Supervisory Board	380
János Major	Member of the Supervisory Board	379
Eduárd Pap	Member of the Supervisory Board	365
András Vinkovits	Member of the Supervisory Board	-
György Mosonyi	Chief Executive Officer	798
Michel-Marc Delcommune	Chief Financial Officer	5,304
Zoltán Áldott	Chief Strategy Officer	4,189
Dr Maximilian Dielacher	Chief Information Officer	80
Csaba Bokor	Managing Director	4,849
László Gerecs	Managing Director	5,015
László Geszti	Managing Director	15
Imre Sivó	Managing Director	245
János Szitó	Managing Director	5,195
Dr Ilona Bánhegyi	Chief Legal Counsel	625
György Felkai	Director	477
Béla Váradi	Director	392

Report of the Supervisory Board

REPORT

on the Review of MOL Parent Company and Consolidated Annual 2000 Report

(According to Hungarian accounting regulations)

The Supervisory Board has based the present report on the report of the Board of Directors, the Auditors' assessment, and regular reviews conducted during the year.

For MOL the year 2000 was full of contradictions. However, the Company continues to be one of the leading integrated oil and gas companies in Central and Eastern Europe, particularly in the light of recent strategic expansion, and is also the largest company in Hungary, with net revenues in excess of HUF 900 billion. Owing to the HUF 117 billion losses sustained in its gas business division (having been compelled to sell natural gas below cost), the Company's profitability fell substantially. In line with their strategy the Board of Directors continued to increase the Company's leading role in regional markets through additional acquisitions that required substantial financing. In 2000 the Company acquired a 36.2% share in Slovnaft, and increased its existing equity stake in TVK to 32.9%. These factors resulted in a 73% reduction in the Company's operating cash flow which turned negative in the 4th quarter of 2000. The capital tension index moved above one, indebtedness increased, and the gearing ratio moved from 26% up to 43%.

The cost of the gas blow-out at Pusztaszőlős and exchange rate losses accompanying the depreciation of the Hungarian forint added to the HUF 32 billion fall in profits after taxation. The operating profits of the Company, not taking into account the gas business, nearly tripled, growing by 184% and exceeding HUF 140 billion. Company revenue increased by 39% year-on-year, controllable costs were reduced by 3%, non-controllable costs rose by 71%. Stock turnover moved down from 46 to 42 days and accounts receivable from 31 to 28 days.

In the view of the Supervisory Board, the operations and the measures adopted by the Board of Directors last year were in harmony with the agreed strategic objectives, and aimed at maximizing shareholder value as well as becoming the leading oil company in the region. Internal regulation and controls within MOL have been properly established and the integrated management and information system is unambiguous and reliable.

The accounting methods applied in developing the report are in accordance with the provisions of the Accounting Act and are in harmony with the accounting policy of the Company. All figures in the balance sheet are supported by inventories. Assessment and payment of the tax obligations of the Company has been effected as prescribed by law. The Annual Report of the Company for 2000 presents a true and fair picture of its economic activities.
MOL Group's economic activity in 2000 was successful. In response to increased significance four additional subsidiaries, a total of 38 have been fully consolidated, and with this the profits after taxation of the MOL Group are HUF 10 billion greater than the profits of the Parent Company.

Noteworthy in the ownership structure is the 9.3% equity share purchased by OMV. All in all, there was a 2% increase in the proportion of foreign (mainly American and Western European) investors, the number of MOL shares held by depositories decreasing by the same figure. The equity share held by domestic retail and institutional investors moved beyond the 5% mark, and the proportion of non-registered investors fell to a minimal level. ÁPV Rt. maintained its 25% + 1 golden share in the Company. The price in HUF of the Company's shares compared to the closing price at the end of the previous year fell by 9.1%, mainly as a consequence of the gas price issue not having been settled.

Business policy with regard to the gas business division and to the reflection of substantially increased international oil and gas prices in domestic sales prices are key issues in respect of the performance of the Company in 2001. The Board of Directors is still reviewing the strategic options in connection with the gas business. It has adopted and will continue to adopt all necessary measures for minimizing the negative effect of the gas business division, and for both increasing and maximizing shareholder value.

In the view of the Supervisory Board the proposal of the Board of Directors for a HUF 55 gross dividend payment is in line with the development of the Company's income generation capabilities. The profit after taxation remaining within the Company after such dividend payment will still ensure adequate resources for financing the strategic objectives for the coming years.

The Supervisory Board proposes that the General Meeting approve the 2000 audited financial statements of MOL Rt. with a balance sheet total of HUF 877,012,593,000 and a profit after taxation of HUF 4,848,339,000, and the 2000 audited consolidated financial statements of the MOL Group with a balance sheet total of HUF 935,767,474,000, and profit after taxation of HUF 14,973,331,000.

Budapest, 6 April 2001

On behalf of MOL Supervisory Board:



Dr János Lukács
Chairman of the Supervisory Board

SHAREHOLDER INFORMATION

Corporate Address

MOL Hungarian Oil and Gas Plc. (MOL Rt.)
H-1117 Budapest, Október huszonharmadika u. 18
H-1502 Budapest, Pf.: 22
Tel. (36-1) 209-0000, 209-1010, 209-2020
http://www.mol.hu

Shareholder Relations

Investor Relations — investor and analyst relations, public documents
H-1117 Budapest, Október huszonharmadika u. 18
Tel.: (36-1) 464-4725 and (36-1) 464-0774,
Fax: (36-1) 464-1335
e-mail: investorrelations@mol.hu

Share Registrar

KELER Rt.
H-1075 Budapest, Asbóth u. 9-11.
Tel.: (36-1) 269-6550

Stock Exchange Trading Information

Budapest Stock Exchange
H-1052, Budapest, Deák Ferenc u. 5.
Tel.: (36-1) 429-6636 Fax: (36-1) 429-6654

GDR Information

Morgan Guaranty Trust Company
60 Wall Street, New York, New York 10260, USA
US Morgan Service Center + 1-800-428-4237
or outside the US + 1-781-575-4328.

Announcements

The company publishes its announcements in the "Napi Gazdaság" Hungarian daily and in cases required by legislation also in "Cégközlöny" (Company Bulletin) and "Magyar Tőkepiac" (Hungarian Capital Market), the official journal of the Hungarian Financial Supervisory Authority, the Budapest Stock Exchange and the Budapest Commodity Exchange. Invitations to General Meetings are also published in the "Népszabadság" and the "Magyar Nemzet", national daily newspapers.

2001 Annual General Meeting of MOL Hungarian Oil and Gas Plc.
at 11.00 a.m. on 27 April 2001 (Friday)
in the Danubius Thermal & Conference Hotel Helia (XIII. Budapest, Kárpát u. 62-64.)

The Board of Directors convenes the ordinary annual general meeting with the following agenda:

1. Report of the Board of Directors on the business operations of 2000, presentation of the proposal for the corporate reports (parent company and consolidated) and distribution of profit after taxation;
2. The auditor's report on the 2000 report, closing statement;
3. Report of the Supervisory Board on the 2000 reports and the proposal for the distribution of profit after taxation;
4. Decision on the 2000 reports of the company as prescribed by the Accounting Act (parent company and consolidated) and the profit distribution and dividend;
5. Election of the auditor and determination of its remuneration;
6. Amendment of the Articles of Association;
7. Report of the Board of Directors on the treasury share transactions;
8. Decision on the remuneration of the Board of Directors and the bonus share program for the members of the Board of Directors based on the proposal of the Supervisory Board.
9. Withdrawal and election of members of the Board of Directors